
07023360



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Coal Energy Company Limited

*CURRENT ADDRESS 1 Huangsi Street (No. 1 Huangsidajie)
Chaoyang District, Beijing
The People's Republic of China

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35082 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 5/8/07

PRICEWATERHOUSECOOPERS

082-35082

RECEIVED

2007 MAR 13 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

ARS
12-31-05

6 December 2006

The Directors
China Coal Energy Company Limited.

China International Capital Corporation (Hong Kong) Limited
Citigroup Global Markets Asia Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We set out below our report on the financial information relating to China Coal Energy Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 6 December 2006 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on 22 August 2006 as a joint stock limited company under the Company Law of the PRC. Pursuant to a group restructuring of China National Coal Group Corporation ("China Coal Group" or the "Parent Company") as described in Note 1 of Section II below (the "Restructuring"), the Company became the holding company of the companies now comprising the Group.

As of the date of this report, the Company had direct and indirect interests in the subsidiaries, jointly controlled entities and associates as set out in Note 36 of Section II below. Except for Sunfield Resources Pty. Limited which has adopted 30 June as its financial year end date, for the purpose of this report, all other companies now comprising the Group and the Group's jointly controlled entities and associates have adopted 31 December as their financial year end date. The accounts of these entities were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises ("PRC GAAP") or other accounting principles applicable to those companies in their respective jurisdictions.

No audited financial statements have been prepared for the Company since the date of its incorporation as it was newly incorporated and has not been involved in any significant business transactions other than the Restructuring referred to herein. For the purpose of the Restructuring, the directors of the Company have prepared the combined financial statements of the Group for each of the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 in accordance with PRC GAAP (the "PRC GAAP Financial Statements"). The PRC GAAP Financial Statements were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司).



The directors of the Company (the "Directors") have prepared the combined financial information of the Group for the Relevant Periods as set out in Sections I and II below (the "Financial Information") in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board based on the audited PRC GAAP Financial Statements of the Group for the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 and the unaudited combined PRC GAAP financial statements for the six months ended 30 June 2005, on the basis set out in Note 2(a) of Section II below, after making such adjustments as are appropriate.

For the purpose of this report, we have carried out independent audit procedures on the Financial Information in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountant (the "HKICPA"), and have examined the Financial Information and carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

We have reviewed the Financial Information for the six months ended 30 June 2005 in accordance with SAS 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the Financial Information for the six months ended 30 June 2005.

The directors and management of the respective companies now comprising the Group, its jointly controlled entities and associates, during the Relevant Periods, are responsible for preparing financial statements which give a true and fair view. In preparing the financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report and prepared on the basis set out in Note 2(a) of Section II below, gives a true and fair view of the combined state of affairs of the Group as of 31 December 2003, 2004, 2005 and 30 June 2006 and the combined results and combined cash flows of the Group for the years ended 31 December 2003, 2004, and 2005 and the six months ended 30 June 2006.

Moreover, on the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Financial Information for the six months ended 30 June 2005.

I. FINANCIAL INFORMATION

The following is the combined financial information of the Group for the Relevant Periods, prepared on the basis set out in Note 2(a) of Section II below and after making such adjustments as are appropriate.

(a) Combined balance sheets

	Note	As of 31 December			As of 30 June
		2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
ASSETS					
Non-current assets					
Property, plant and equipment	7	9,694,560	11,640,313	13,618,506	14,710,778
Land use rights	8	71,844	95,172	159,046	147,447
Mining rights	9	56,063	74,997	73,245	71,627
Intangible assets	10	3,076	4,644	14,815	14,087
Investments in associates	11	82,725	96,518	98,911	468,131
Available-for-sale financial assets	12	93,126	93,480	125,749	165,043
Deferred tax assets	20	431,802	409,712	399,307	423,118
		10,433,196	12,414,836	14,489,579	16,000,231
Current assets					
Inventories	13	1,608,647	2,090,445	2,566,187	2,668,030
Trade and notes receivable	14	2,164,803	2,496,433	3,386,684	4,244,768
Prepayments and other receivables	15	1,315,913	2,234,237	3,099,232	3,161,050
Financial assets at fair value through profit or loss	16	23,142	17,979	17,788	8,334
Restricted bank deposits	17	215,194	231,742	15,949	—
Term deposits with initial terms of over three months	17	48,834	32,692	46,377	10,000
Cash and cash equivalents	17	2,976,245	3,246,483	3,140,317	2,294,006
		8,352,778	10,350,011	12,272,534	12,386,188
TOTAL ASSETS		18,785,974	22,764,847	26,762,113	28,386,419
EQUITY					
Owner's equity	18	981,233	1,951,687	3,929,503	5,035,250
Minority interests		1,063,470	983,908	664,414	919,922
Total equity		2,044,703	2,935,595	4,593,917	5,955,172
LIABILITIES					
Non-current liabilities					
Long-term borrowings	19	6,027,786	7,592,031	8,376,977	8,770,706
Deferred tax liabilities	20	56,055	138,789	232,510	340,011
Provision for employee benefits		87,598	87,558	79,202	77,416
Provision for close down, restoration and environmental costs	23	730,591	672,044	684,046	698,502
		6,902,030	8,490,422	9,372,735	9,886,635
Current liabilities					
Trade and notes payable	21	2,798,858	3,454,947	4,231,206	4,026,133
Accruals and other payables	22	2,972,681	4,292,376	5,287,711	4,702,187
Taxes payable		458,182	724,109	880,021	939,511
Short-term borrowings	19	3,122,058	2,309,379	2,103,765	2,479,685
Current portion of long-term borrowings	19	449,080	460,489	265,521	369,314
Current portion of provision for close down, restoration and environmental costs	23	38,382	97,530	27,237	27,782
		9,839,241	11,338,830	12,795,461	12,544,612
Total liabilities		16,741,271	19,829,252	22,168,196	22,431,247
TOTAL EQUITY AND LIABILITIES		18,785,974	22,764,847	26,762,113	28,386,419
NET CURRENT LIABILITIES		1,486,463	988,819	522,927	158,424
TOTAL ASSETS LESS CURRENT LIABILITIES		8,946,733	11,426,017	13,966,652	15,841,807

(b) **Combined income statements**

	Note	Year ended 31 December 2003 RMB'000	2004 RMB'000	2005 RMB'000	Six months ended 30 June 2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	6	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701
Cost of sales						
Materials		(8,819,800)	(10,661,736)	(16,237,688)	(7,456,232)	(7,134,029)
Staff costs		(798,277)	(963,750)	(1,156,495)	(562,289)	(689,442)
Depreciation and amortisation		(569,786)	(802,630)	(913,010)	(403,399)	(524,659)
Repairs and maintenance		(199,248)	(285,237)	(240,199)	(61,057)	(97,464)
Transportation cost		(1,839,769)	(3,709,458)	(4,055,441)	(2,082,212)	(2,265,609)
Sales taxes and surcharges		(89,633)	(187,220)	(288,170)	(139,145)	(174,913)
Others		(446,184)	(933,929)	(1,546,756)	(714,555)	(749,736)
Cost of sales		(12,762,697)	(17,543,960)	(24,437,759)	(11,418,889)	(11,635,852)
Gross profit		1,718,091	4,619,833	5,623,516	3,593,006	3,043,849
Selling, general and administrative expenses		(848,146)	(1,134,630)	(1,483,825)	(731,310)	(835,810)
Other gains	26	86,450	71,501	126,574	44,155	87,452
Other operating income, net		50,186	138,695	162,362	93,696	107,469
Total operating expenses		(711,510)	(924,434)	(1,194,889)	(593,459)	(640,889)
Profit from operations		1,006,581	3,695,399	4,428,627	2,999,547	2,402,960
Finance costs	25	(675,362)	(527,755)	(112,340)	(23,672)	(291,539)
Share of profits/(losses) of associates	11	747	(1,877)	(6,070)	3,098	(1,155)
Profit before income tax		331,966	3,165,767	4,310,217	2,978,973	2,110,266
Income tax expense	28	(93,322)	(730,222)	(758,772)	(586,931)	(627,873)
Profit for the year/period		238,644	2,435,545	3,551,445	2,392,042	1,482,393
Attributable to:						
Equity owner of the Company		140,965	2,248,233	3,343,473	2,179,007	1,334,388
Minority interests		97,679	187,312	207,972	213,035	148,005
		238,644	2,435,545	3,551,445	2,392,042	1,482,393
Dividends	29	403,980	798,880	1,161,429	178,275	160,604



(c) Combined statements of changes in equity

	Note	Owner's equity RMB'000	Minority interests RMB'000	Total equity RMB'000
As of 1 January 2003		653,248	935,107	1,588,355
Profit for the year		140,965	97,679	238,644
Contributions		507,067	185,125	692,192
Net cash inflow in funding certain Retained Businesses		88,596	—	88,596
Deemed distribution to Parent Company arising from the acquisition of Datun Aluminium	18(b)	(94,256)	(56,265)	(150,521)
Other distributions		(5,375)	(3,208)	(8,583)
Dividends		(309,012)	(94,968)	(403,980)
As of 1 January 2004		981,233	1,063,470	2,044,703
Profit for the year		2,248,233	187,312	2,435,545
Contributions		310,175	144,495	454,670
Net cash outflow in funding certain Retained Businesses		(424,097)	—	(424,097)
Other distributions		(486,147)	(290,199)	(776,346)
Dividends		(677,710)	(121,170)	(798,880)
As of 1 January 2005		1,951,687	983,908	2,935,595
Profit for the year		3,343,473	207,972	3,551,445
Contributions		66,132	20,260	86,392
Net cash outflow in funding certain Retained Businesses		(92,100)	—	(92,100)
Deemed distribution to Parent Company arising from the acquisition of nine power generators	18(b)	(392,160)	(234,093)	(626,253)
Other distributions		(49,878)	(29,776)	(79,654)
Purchase of equity from minority shareholders	18(c)	155,213	(155,213)	—
Decrease of equity interest due to the liquidation of a subsidiary		—	(20,079)	(20,079)
Dividends		(1,052,864)	(108,565)	(1,161,429)
As of 1 January 2006		3,929,503	664,414	4,593,917
Profit for the period		1,334,388	148,005	1,482,393
Contributions		50,000	8,838	58,838
Net cash outflow in funding certain Retained Businesses		(19,372)	—	(19,372)
Transfer of equity to minority shareholders	18(d)	(159,004)	159,004	—
Dividends		(100,265)	(60,339)	(160,604)
As of 30 June 2006		5,035,250	919,922	5,955,172

(d) Combined cash flow statements

	Note	Year ended 31 December			Six months ended 30 June	
		2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Cash flows from operating activities						
Net cash inflows generated from operations	32	1,733,644	4,370,402	3,825,343	2,359,407	1,806,990
Interest paid		(569,773)	(466,540)	(469,659)	(172,250)	(284,652)
Interest received		52,468	48,629	71,659	34,687	35,682
Income tax paid		(231,260)	(461,779)	(661,944)	(516,678)	(415,039)
Net cash generated from operating activities		985,079	3,490,712	2,765,399	1,705,166	1,142,981
Cash flows from investing activities						
Purchases of property, plant and equipment		(1,866,206)	(2,518,882)	(2,876,386)	(1,326,912)	(1,666,755)
Proceeds from disposal of property, plant and equipment		58,976	61,426	45,669	24,463	23,588
Purchase of land use rights, mining rights and intangible assets		(28,814)	(52,190)	(77,355)	(35,017)	(505)
Proceeds from disposal of land use rights, mining rights and intangible assets		—	3,957	—	—	9,057
Proceeds from disposal of financial assets at fair value through profit or loss		7,571	5,005	—	—	16,533
Purchase of available-for-sale financial assets		(9,920)	(28,270)	(35,272)	(19,310)	(46,340)
Proceeds from disposal of available-for-sale financial assets		56,417	11,017	3,003	2,708	7,046
Increase in investments in associates		(73,953)	(15,709)	(15,059)	(13,723)	(377,669)
Proceeds from disposal of associates		—	39	6,596	1,000	7,294
Dividends received		19,225	8,361	29,037	9,116	11,995
Decrease/(increase)in restricted bank deposits		(209,577)	(16,548)	215,793	231,742	15,949
Decrease/(increase)in term deposits with initial terms of over three months		(48,834)	16,142	(13,685)	(10,000)	36,377
Net cash used in investing activities		(2,095,115)	(2,525,652)	(2,717,659)	(1,135,933)	(1,963,430)
Cash flows from financing activities						
Proceeds from short-term borrowings		3,566,649	3,268,467	3,220,544	1,614,440	1,471,000
Repayments of short-term borrowings		(3,051,639)	(4,081,146)	(3,458,439)	(1,239,486)	(1,095,080)
Proceeds from long-term borrowings		582,200	1,443,222	1,767,240	1,475,174	876,546
Repayments of long-term borrowings		(146,990)	(547,525)	(758,489)	(717,390)	(357,021)
Contribution from Parent Company		756,112	342,537	69,817	24,737	—
Contributions from minority interests		24,676	14,580	1,636	—	8,837
Distribution to Parent Company		—	(580,443)	(171,754)	(249,712)	(19,372)
Dividends paid to Parent Company		(359,406)	(517,339)	(473,029)	(271,413)	(850,433)
Distribution to Parent Company for the acquisition of Datun Aluminium	18(b)	(150,521)	—	—	—	—
Distribution to Parent Company for the acquisition of nine power generators	18(b)	—	—	(308,546)	(308,546)	—
Dividends paid to minority interests		(9,255)	(37,175)	(42,886)	(40,740)	(60,339)
Net cash generated/(used in) from financing activities		1,211,826	(694,822)	(153,906)	287,064	(25,862)
Net increase/(decrease) in cash and cash equivalents		101,790	270,238	(106,166)	856,297	(846,311)
Cash and cash equivalents, at beginning of the year/period		2,874,455	2,976,245	3,246,483	3,246,483	3,140,317
Cash and cash equivalents at end of the year/period		2,976,245	3,246,483	3,140,317	4,102,780	2,294,006



II. NOTES TO THE FINANCIAL INFORMATION

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company was established in the PRC on 22 August 2006 as a joint stock limited company as a result of a group restructuring of China Coal Group in preparing for a listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited. The Group is principally engaged in mining and processing of coal, sales of coal and coke products and manufacturing and sales of coal mining machinery. The address of the Company's registered office is 1 Huang Si Da Jie, Chaoyang District, Beijing, the PRC.

China Coal Group is a state-owned enterprise established in the PRC in December 1981. Prior to the establishment of the Company, the Group's principal activities were carried out by companies wholly owned or controlled by China Coal Group (the "Predecessor Operations").

Pursuant to the Restructuring, the Company issued 8 billion ordinary shares of RMB1.00 per share to China Coal Group in exchange for the equity interests of all subsidiaries now comprising the Group as well as certain assets, liabilities and operations (collectively referred to as the "Transferred Businesses") previously owned by China Coal Group. The Transferred Businesses comprised mainly operations in relation to:

(i) Coal and coke production, including the operating mines and planned mines as well as China Coal Group's equity interest in certain mining companies and coking companies;

(ii) Trading of coal and coke to customers in the PRC and overseas;

(iii) Manufacturing and sales of coal mining machinery ; and

(iv) Others (including, among others, power plants, a primary aluminium factory and coal mine design institutes).

In connection with the Restructuring, certain assets, liabilities and interests historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Coal Group. These assets, liabilities and interests are principally related to, among others, (i) coal trading and agency services businesses of certain overseas trading companies; (ii) non-coal related businesses; (iii) ownership of certain assets and liabilities including schools, hospitals, office buildings, staff quarters, bank balances, investments in securities and tax liabilities, and (iv) provisions of other social welfare and the operations that provided ancillary support services.

2 BASIS OF PRESENTATION

(a) Prior to and following the Restructuring, the Transferred Businesses are directly or indirectly controlled by China Coal Group. Accordingly, the Restructuring has been accounted for as a reorganization of businesses under common control in a manner similar to a uniting of interests.

The Financial Information presents the combined results and financial position of the Group as if the current structure of the Group had been in existence throughout the Relevant Periods and as if the Transferred Businesses were transferred to the Company by China Coal Group at the beginning of the earliest period presented or when such businesses were incorporated or acquired by China Coal Group, whichever is the shorter period.

In addition to the Transferred Businesses, the Financial Information also includes the assets, liabilities and results of operation of China Coal Group that are relevant to the operations of the Transferred Businesses (the "Retained Businesses"). Although these Retained Businesses were not transferred to the Company, the results of these Retained Businesses are combined with the Transferred Businesses up to the date of



Restructuring. This is because the Retained Businesses and the Transferred Businesses are under common control and management by China Coal Group and their businesses together with the assets and liabilities are closely related to those of the Group.

The following are the combined financial position and results of operations of those Retained Businesses that are included in the Financial Information:

(i) Assets and liabilities

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Property, plant and equipment	441,778	479,527	445,952	437,093
Land use rights	5,274	5,131	6,117	4,918
Intangible assets	500	100	95	1,253
Investments in associates	46,451	60,035	75,775	232,179
Available-for-sale financial assets	3,000	—	—	—
Deferred tax assets	—	—	—	1,269
Inventories	120,422	128,718	139,373	107,119
Trade and other receivables	652,662	815,910	1,186,733	1,395,619
Cash and cash equivalents	68,593	112,881	107,327	59,052
Trade and other payables	(772,255)	(1,041,465)	(1,012,405)	(1,115,032)
Borrowings	(140,700)	(99,050)	(32,000)	(100,000)
	425,725	461,787	916,967	1,023,470

(ii) Results of operations

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	5,329,743	6,980,088	7,629,281	3,956,122	3,115,301
Others gains/(losses)	4,269	4,960	9,303	3,493	(1,488)
Profit from operations	51,816	421,153	94,405	123,080	74,293
Finance costs	—	(799)	(2,302)	(716)	(4,883)
Income tax expense	(14,858)	(83,028)	(25,898)	(26,402)	(10,284)
Profit for the year/period	36,958	337,326	66,205	95,962	59,126

As a result of the segregation and separate management of the Retained Businesses by China Coal Group effective on 22 August 2006, the above assets and liabilities retained by China Coal Group will be reflected as a distribution to the Parent Company in the consolidated statement of changes in shareholders' equity for the year ending 31 December 2006.

Management believes that all historical costs of operations have been reflected in the Financial Information. Expenses that were specifically attributable to the Predecessor Operations, including the costs of ancillary, social and supporting services provided to the Predecessor Operations by China Coal Group, are reflected in the Financial Information. Income taxes have been determined as if the Predecessor Operations were a separate taxable entity for all the periods presented.

The Financial Information set out in this report has been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). IFRS 1, First-time Adoption of IFRS, has been applied in preparing the Financial Information. The Financial Information is the first set of the Group's financial statements prepared in accordance with IFRS. No financial statements for the Group had previously been prepared by the Group's management.

The policies set out below have been consistently applied to all the periods presented except that a subsidiary, Shanghai Datun Energy Resources Co., Ltd., has taken the exemption available under IFRS 1 to use the revaluation under PRC GAAP of property, plant and equipment before the date of transition to IFRS as deemed cost at the date of the revaluation.

The Group has early adopted IFRS 6, Exploration for and Evaluation of Mineral Resources, which is relevant to its operations. The early adoption of IFRS 6 did not result in substantial changes to the Group's accounting policies.

The Financial Information has been prepared under the historical convention, as modified by the revaluation of certain investments at fair value as disclosed in the accounting policies below.

The preparation of the Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 5 of this section.

(b) As of 30 June 2006, the Group has net current liabilities of RMB158,424,000. On the other hand, at 30 June 2006, the Group has unutilised banking facilities of approximately RMB23,774,000,000. Based on the Group's history of obtaining finance, its available banking facilities, its operating performance, its working capital forecast and financial obligations in the next twelve months, the Directors consider that there are sufficient financial resources available to the Group to meet its liabilities as and when they fall due and to carry on its businesses in the foreseeable future. Accordingly, the Directors have prepared the Financial Information on a going concern basis.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the Financial Information are set out below. These policies have been consistently applied throughout the Relevant Periods, unless otherwise stated.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2006. The adoption of these new standards, amendments and interpretations did not result in substantial changes to the Group's accounting policies.

- Amendment to IAS 1, "Presentation of Financial Statement", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 39, Amendment to "the fair value option", effective for annual periods beginning on or after 1 January 2006;
- Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006;



- Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006;

- Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006;

- IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006;

- IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006;

- IFRIC 6, "Liabilities arising from participating in a specific market-waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Group.

(a) Group accounting

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions among group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established among the participating venturers and whereby the Group together with the other venturers undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity. The Group's interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the Group includes its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows in the relevant components of the Financial Information on a line-by-line basis.

The Group recognises the portion of gains or losses on the sale of assets to jointly controlled entities that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from jointly controlled entities that result from the purchase of assets by the Group from jointly controlled entities until the Group resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets, or an impairment loss, the loss is recognised immediately.

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns different from those of segments operating in other economic environments.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The combined financial information is presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the Functional Currency using the applicable exchange rates quoted by the People's Bank of China prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, other than those capitalised as construction in progress, are recognised in the income statement.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit and loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

(1) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2) Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(3) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

The Group did not enter into any hedge contracts during any of the periods presented.

(d) Exploration and evaluation expenditures

Exploration and evaluation expenditure comprises costs which are directly attributable to: researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and compiling pre-feasibility and feasibility studies. Exploration and evaluation expenditure also includes the costs incurred in acquiring mining rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

During the initial stage of a project, exploration and evaluation costs are expensed as incurred. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is capitalised and transferred to property, plant and equipment if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are expensed in the income statement.

(e) Property, plant and equipment

Property, plant and equipment, which consist of buildings, mining structures, plant, machinery and equipment, railway structures and motor vehicles, fixtures and others, are stated at historical cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement in the period incurred.

Other than mining structures, depreciation of each asset is calculated using the straight-line method to allocate its cost to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Buildings	10-50 years
Plant, machinery and equipment	8-18 years
Railway structures	25-30 years
Motor vehicles, fixtures and others	5-15 years

Mining structures (including the main and auxiliary mine shafts and underground tunnels) are depreciated on the units of production method utilising only proved coal reserves in the depletion base.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the combined income statement.

(f) Deferred overburden removal costs

Stripping ratios are determined by comparing the quantity of coal mined to the quantity of overburden, or waste removed to access the coal. Costs are deferred to the balance sheet, where appropriate, when the actual stripping ratios vary from the planned mine average stripping ratios. Deferral of costs to the balance sheet is not made where the actual stripping ratio is expected to be evenly distributed. Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the income statement on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

(g) Construction in progress

Construction in progress represents property, plant and equipment under construction or pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use.

(h) Land use rights

Land use rights are stated at cost less accumulated amortisation and impairment losses. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years. Amortisation of land use rights is calculated on a straight-line basis over the period of the land use right.

(i) Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised on the units of production method utilising only proved and probable coal reserves in the depletion base.

(j) **Intangible assets**

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(k) **Impairment of assets**

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) **Financial assets**

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loan and receivables are included in "trade receivables" and "prepayments and other receivables" in the balance sheet.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are included in the income statement in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary securities classified as available for sale and non-monetary securities classified as available for sale are recognised in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustment recognised in equity is included in the income statement as "gains or losses from investment securities". Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the Group's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average method. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads based on normal operating capacity. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and the estimated costs necessary to make the sale.

(n) Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtors, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within "selling, general and administrative expenses".

(o) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(p) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Information. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Employee benefits

(i) Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC Government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Early retirement benefits

Employee early retirement benefits are recognised in the period in which the Group enters into an agreement with the employee specifying the terms of early retirement or after the individual employee has been advised of the specific terms. The specific terms vary among the early retired employees depending on various factors including position, length of services and district of the employee concerned. Early retirement benefits falling due more than 12 months after the balance sheet date are discounted to present value.

(iii) Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(s) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre — tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(t) Provisions for close down, restoration and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land at the mining sites. Depending on the circumstances, the Group may relocate inhabitants from the mining sites prior to conducting mining activities or the Group may compensate the inhabitants for losses or damage from close down and land subsidence after the sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the sites have been mined.

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during mine development or during the production phase, based on the net present value of estimated future costs. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of close down. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in borrowing costs. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and related assets, and the effect is then recognised in the income statement on a prospective basis over the remaining life of the operation. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The cost estimates are reviewed and revised at each balance sheet date to reflect changes in conditions.

(u) Revenue recognition

Revenue comprises the fair value for the sale of goods or services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(i) Sales of goods

Revenue associated with the sale of coal, coke, mining machinery and ancillary materials and other goods is recognised when the title to the goods has been passed to the customer, which is at the date when the customer receives and accepts the goods and collectibility of the related receivables is reasonably assured.

(ii) Sales of services

Sales of services are recognised in the accounting period in which the services are rendered.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(v) Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortisation of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are recognised as expenses and included as finance costs in the period in which they are incurred.

(w) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(x) Dividend distribution

Dividends are recognised as a liability in the period in which they are approved.

(y) Government grants

Grants from government are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants related to cost are deferred and recognised in the income statement over the periods necessary to match them with the related costs that they are intended to compensate.

(z) Recently issued accounting standards

The following new standards and interpretations that have been issued but are not yet effective have not been applied. The impact of initial application is expected to have no significant effect in the Group's financial statements.

		Effective from
IFRS 7	Financial Instruments: Disclosures, and a Complementary Amendment to IAS 1, Presentation of Financial Statements-Capital Disclosures	1 January 2007
IFRIC 7	Applying the Restatement Approach under IAS 29	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006

4 FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk, cash flow and fair value interest-rate risk. In addition, the Group's operations are affected by certain commodity price fluctuations. The Group historically has not used derivative instruments for hedging or trading purposes. The majority of the financial instruments held by the Group are for purposes other than trading.

(a) Market risk

(i) Foreign exchange risk

The Group's operations (such as export sales, imports of machinery and equipment, and foreign currency borrowings (Note 19(i)) expose it to foreign exchange risk arising from various currency exposures primarily with respect to the United States Dollar ("USD") and Japanese Yen. In addition, RMB is not freely convertible into other foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC Government. The Group historically has not used any forward contracts or other means to hedge the potential fluctuations in foreign exchange rates.

(ii) Commodity price risk

The Group is principally engaged in the production and sale of coal and coke. The coal and coke markets are influenced by global as well as regional supply and demand conditions. A decline in prices of coal or coke could adversely affect the Group's financial performance. The Group historically has not used any commodity derivative instruments to hedge the potential price fluctuations of coal or coke.

(b) Credit risk

The Group has no significant concentrations of credit risk. The carrying amounts of cash and cash equivalents, time deposits, trade and notes receivable and other current assets except for prepayments included in the combined balance sheets represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group's historical experience in collection of trade and other receivables falls within the recorded allowance and the directors are of the opinion that adequate provision for uncollectible receivables has been made in the Financial Information.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities (Note 19(j)). Due to the dynamic nature of the underlying businesses, the Group maintains a reasonable level of cash and cash equivalents, and further supplements this by keeping committed credit lines available.

The Group's primary cash requirements have been for purchases of materials, machinery and equipment and payment of related debts. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans.

(d) Cash flow and fair value interest risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk mainly arises from borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group historically has not used any financial instruments to hedge potential fluctuations in interest rates.

4.2 Fair value estimation

The carrying amounts of the Group's financial assets including cash and cash equivalents, deposits in approved financial institutions, trade and other receivables; and financial liabilities including trade and other payables and short-term borrowings, approximate their fair values due to their short maturities. The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, if any, are assumed to approximate their fair values.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments. The fair values of long-term borrowings are disclosed in Note 19(h).

5 CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Carrying value of non-current assets

Non-current assets, including property, plant and equipment, land use rights, mining rights and intangible assets, are carried at cost less accumulated amortisation. These carrying amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

(ii) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iii) Trade and other receivables

The Group's management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at each balance sheet date.

(iv) Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. In addition, the realisation of future income tax assets is dependent on the Group's ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(v) Provision for close down, restoration and environmental costs

The provision for close down, restoration and environment costs is determined by management based on their past experience and best estimation of future expenditures, after taking into account existing relevant PRC regulations However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

6 REVENUE AND SEGMENT INFORMATION

(a) Primary reporting format — business segments

The Group organises its business into four main business segments:

- Coal — Production and sales of coal
- Coke — Production and sales of coke
- Machinery — Manufacturing and sales of mining machinery
- Others, including design of mining structures, trading of other products, generation and sales of electric power, production and sale of primary aluminium, transportation services and agency services. None of these constitutes a separately reportable segment.

Segment assets and liabilities are those assets and liabilities as disclosed in the combined balance sheets in Section I above.

Capital expenditure comprises additions to property, plant and equipment (Note 7), land use rights (Note 8), mining rights (Note 9) and intangible assets (Note 10).

	As of and for the year ended 31 December 2003					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	11,656,728	1,064,935	1,057,932	701,193	—	14,480,788
— Inter-segment	94,112	—	67,426	129,526	(291,064)	—
	11,750,840	1,064,935	1,125,358	830,719	(291,064)	14,480,788
Profit from operations	655,823	122,634	60,323	178,698	(10,897)	1,006,581
Finance costs (Note 25)						(675,362)
Share of profits of associates						747
Profit before income tax						331,966
Income tax expense						(93,322)
Profit for the year						238,644
Segment assets and liabilities						
Assets						
Segment assets	11,444,993	580,545	1,429,227	1,734,288	(75,154)	15,113,899
Unallocated assets						3,672,075
Total assets						18,785,974
Liabilities						
Segment liabilities	5,666,270	115,497	859,436	325,331	(51,441)	6,915,093
Unallocated liabilities						9,826,178
Total liabilities						16,741,271
Other segment information						
Depreciation	561,857	789	32,451	42,722	—	637,819
Amortisation	2,706	—	298	19	—	3,023
Provision for impairment of receivables	9,482	—	16,357	51	(135)	25,755
Capital expenditure	1,449,071	118,140	57,545	807,925	—	2,432,681

	As of and for the year ended 31 December 2004					
	Coal RMB'000	**Coke RMB'000**	**Machinery RMB'000**	**Others RMB'000**	**Inter-segment eliminations RMB'000**	**Total RMB'000**
Segment results						
Revenue						
— External	17,733,040	2,039,214	1,479,367	912,172	—	22,163,793
— Inter-segment	137,083	14,583	118,082	217,111	(486,859)	—
	17,870,123	2,053,797	1,597,449	1,129,283	(486,859)	22,163,793
Profit from operations	2,808,306	631,941	100,056	172,643	(17,547)	3,695,399
Finance costs (Note 25)						(527,755)
Share of losses of associates						(1,877)
Profit before income tax						3,165,767
Income tax expense						(730,222)
Profit for the year						2,435,545
Segment assets and liabilities						
Assets						
Segment assets	13,633,711	1,375,344	1,537,817	2,605,348	(308,002)	18,844,218
Unallocated assets						3,920,629
Total assets						22,764,847
Liabilities						
Segment liabilities	6,852,920	366,002	1,115,393	941,763	(282,334)	8,993,744
Unallocated liabilities						10,835,508
Total liabilities						19,829,252
Other segment information						
Depreciation	730,355	6,255	38,184	88,311	—	863,105
Amortisation	3,116	—	1,042	245	—	4,403
(Reversal of)/ provision for impairment of receivables	(18,203)	—	2,568	778	(730)	(15,587)
Capital expenditure	1,538,173	595,328	75,179	717,245	—	2,925,925



	As of and for the year ended 31 December 2005					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	25,147,700	1,591,275	1,891,185	1,431,115	—	30,061,275
— Inter-segment	226,661	—	120,230	195,177	(542,068)	—
	25,374,361	1,591,275	2,011,415	1,626,292	(542,068)	30,061,275
Profit from operations	4,107,506	112,161	94,222	102,387	12,351	4,428,627
Finance costs (Note 25)						(112,340)
Share of losses of associates						(6,070)
Profit before income tax						4,310,217
Income tax expense						(758,772)
Profit for the year						3,551,445
Segment assets and liabilities						
Assets						
Segment assets	16,454,877	2,354,372	1,901,072	3,185,395	(735,553)	23,160,163
Unallocated assets						3,601,950
Total assets						26,762,113
Liabilities						
Segment liabilities	8,401,806	627,303	1,171,971	1,044,719	(383,898)	10,861,901
Unallocated liabilities						11,306,295
Total liabilities						22,168,196
Other segment information						
Depreciation	796,614	32,520	34,970	128,364	—	992,468
Amortisation	3,894	594	515	30	—	5,033
Provision for impairment of receivables	22,781	—	1,818	2,855	—	27,454
Capital expenditure	1,662,917	718,252	159,669	557,354	—	3,098,192

	For the six months ended 30 June 2005					
	Coal	Coke	Machinery	Others	Inter-segment eliminations	Total
	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)	RMB'000 (unaudited)
Segment results						
Revenue						
— External	12,600,116	938,561	889,074	584,144	—	15,011,895
— Inter-segment	102,203	—	64,188	114,551	(280,942)	—
	12,702,319	938,561	953,262	698,695	(280,942)	15,011,895
Profit from operations	2,620,356	190,669	51,457	127,971	9,094	2,999,547
Finance costs (Note 25)						(23,672)
Share of profits of associates						3,098
Profit before income tax						2,978,973
Income tax expense						(586,931)
Profit for the period						2,392,042
Other segment information						
Depreciation	398,353	11,918	16,699	26,361	—	453,331
Amortisation	2,288	—	26	9	—	2,323
Provision for/(reversal of) impairment of receivables	8,825	—	—	(3,839)	—	4,986
Capital expenditure	932,675	346,622	59,401	6,268	—	1,344,966



	As of and for the six months ended 30 June 2006					
	Coal RMB'000	Coke RMB'000	Machinery RMB'000	Others RMB'000	Inter-segment eliminations RMB'000	Total RMB'000
Segment results						
Revenue						
— External	11,761,015	1,012,392	971,920	934,374	—	14,679,701
— Inter-segment	109,411	—	126,446	130,384	(366,241)	—
	11,870,426	1,012,392	1,098,366	1,064,758	(366,241)	14,679,701
Profit from operations	2,111,804	34,092	79,338	155,608	22,118	2,402,960
Finance costs (Note 25)						(291,539)
Share of losses of associates						(1,155)
Profit before income tax						2,110,266
Income tax expense						(627,873)
Profit for the period						1,482,393
Segment assets and liabilities						
Assets						
Segment assets	18,614,533	2,579,942	2,118,662	3,559,728	(1,213,590)	25,659,295
Unallocated assets						2,727,124
Total assets						28,386,419
Liabilities						
Segment liabilities	7,429,276	658,918	1,378,863	1,292,678	(744,872)	10,014,863
Unallocated liabilities						12,416,384
Total liabilities						22,431,247
Other segment information						
Depreciation	417,269	39,445	20,503	71,334	—	548,551
Amortisation	4,129	—	1,256	8	—	5,393
Provision for/(reversal of) impairment of receivables	8,713	—	4,415	(5,035)	—	8,093
Capital expenditure	1,493,680	133,820	103,932	5,415	—	1,736,847



(b) **Secondary reporting format — geographical segments**

The Group has three geographical segments by location of customers as follows:

- Domestic markets — Customers who are located in the PRC.
- Asia Pacific markets — Export sales to customers who are located outside the PRC principally in Korea, Japan and Taiwan.
- Other markets — Export sales to customers who are located outside the PRC and the Asia Pacific region.

The Group's production or service facilities and other assets are principally located in the PRC. Accordingly, only geographical analysis of revenue is presented.

Revenue is based on the country in which the customer is located. An analysis of revenue by geographical segment is set out below:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Domestic markets	7,896,871	12,430,002	21,780,547	10,395,320	11,766,309
Export sales — Asia Pacific	5,817,400	9,306,929	7,725,304	4,478,262	2,812,768
Export sales — other markets	766,517	426,862	555,424	138,313	100,624
	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701

	Year ended 31 December			Six months ended 30 June	
Analysis of sales by category	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Sales of goods	13,975,065	21,744,599	29,326,023	14,686,043	14,302,271
Revenue from services	505,723	419,194	735,252	325,852	377,430
	14,480,788	22,163,793	30,061,275	15,011,895	14,679,701



7 PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Mining structures RMB'000	Plant, machinery and equipment RMB'000	Railway structures RMB'000	Motor vehicles, fixtures and others RMB'000	Construction in progress RMB'000	Total RMB'000
Cost							
At 1 January 2003	2,156,942	1,920,183	3,937,785	300,458	264,756	3,354,820	11,934,944
Additions	143,977	138,531	293,248	—	69,512	1,758,599	2,403,867
Transfer upon completion	703,188	635,823	1,778,965	330,607	7,123	(3,455,706)	—
Disposals	(74,689)	—	(88,516)	—	(33,048)	(9,274)	(205,527)
At 31 December 2003	2,929,418	2,694,537	5,921,482	631,065	308,343	1,648,439	14,133,284
Additions	259,253	21,806	358,467	—	117,015	2,117,194	2,873,735
Transfer upon completion	286,713	7,568	671,777	7,772	16,126	(989,956)	—
Disposals	(51,925)	—	(141,605)	—	(38,842)	(2,000)	(234,372)
At 31 December 2004	3,423,459	2,723,911	6,810,121	638,837	402,642	2,773,677	16,772,647
Additions	126,255	42,083	310,610	—	51,181	2,490,708	3,020,837
Transfer upon completion	920,257	248,371	1,916,781	2,719	27,338	(3,115,466)	—
Disposals	(21,503)	—	(160,835)	—	(19,870)	(14,570)	(216,778)
At 31 December 2005	4,448,468	3,014,365	8,876,677	641,556	461,291	2,134,349	19,576,706
Additions	22,356	111,674	198,292	—	25,461	1,378,559	1,736,342
Transfer upon completion	81,327	2,994	179,878	—	1,248	(265,447)	—
Disposals	(29,786)	(117,336)	(13,259)	—	(5,331)	(1,551)	(167,265)
At 30 June 2006	4,522,365	3,011,697	9,241,588	641,556	482,667	3,245,910	21,145,783
Accumulated depreciation							
At 1 January 2003	(781,563)	(429,149)	(2,382,308)	(180,683)	(155,499)	—	(3,929,202)
Depreciation charge	(118,108)	(139,486)	(337,710)	(19,667)	(22,848)	—	(637,819)
Disposals	27,585	—	77,825	—	22,887	—	128,297
At 31 December 2003	(872,086)	(568,635)	(2,642,193)	(200,350)	(155,460)	—	(4,438,724)
Depreciation charge	(184,475)	(169,863)	(453,968)	(26,945)	(27,854)	—	(863,105)
Disposals	31,156	—	111,621	—	26,713	—	169,495
At 31 December 2004	(1,025,405)	(738,498)	(2,984,540)	(227,295)	(156,596)	—	(5,132,334)
Depreciation charge	(181,312)	(193,348)	(559,049)	(24,586)	(34,173)	—	(992,468)
Disposals	6,203	—	145,846	—	14,553	—	166,602
At 31 December 2005	(1,200,514)	(931,846)	(3,397,743)	(251,881)	(176,216)	—	(5,958,200)
Depreciation charge	(88,088)	(70,955)	(350,683)	(14,258)	(24,567)	—	(548,551)
Disposals	10,928	46,446	10,551	—	3,821	—	71,746
At 30 June 2006	(1,277,674)	(956,355)	(3,737,875)	(266,139)	(196,962)	—	(6,435,005)
Net book value							
At 31 December 2003	2,057,332	2,125,902	3,279,289	430,715	152,883	1,648,439	9,694,560
At 31 December 2004	2,398,054	1,985,413	3,825,581	411,542	246,046	2,773,677	11,640,313
At 31 December 2005	3,247,954	2,082,519	5,478,934	389,675	285,075	2,134,349	13,618,506
At 30 June 2006	3,244,691	2,055,342	5,503,713	375,417	285,705	3,245,910	14,710,778

Notes:

(a) As of 31 December 2003, 2004, 2005 and 30 June 2006, bank borrowings were secured by certain property, plant and equipment with net book value of RMB 181,275,000, RMB 114,824,000, RMB 133,068,000 and RMB 118,452,000 respectively (Note 19(j)).

(b) As of 30 June 2006, certain buildings with a carrying value totalling RMB86,344,000 were without title certificates. The Group is in the process of applying for the title certificates for these buildings.

(c) Except for exploration costs totalling RMB 311,000, RMB 4,330,000, RMB 1,416,000 and nil incurred during the years ended 31 December 2003, 2004 and 2005, and the six months ended 30 June 2006 respectively, which have been capitalised in construction in progress, there were no assets, liabilities, income and expense and operating and investing cash flows arising from the exploration and evaluation of mineral resources during the Relevant Periods.

8 LAND USE RIGHTS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Cost				
At beginning of the year/period	55,310	80,414	105,399	171,299
Additions	27,827	28,942	65,929	71
Disposals	(2,723)	(3,957)	(29)	(8,743)
At end of the year/period	80,414	105,399	171,299	162,627
Accumulated amortisation				
At beginning of the year/period	7,516	8,570	10,227	12,253
Amortisation charge	1,312	1,657	2,026	2,927
Disposals	(258)	—	—	—
At end of the year/period	8,570	10,227	12,253	15,180
Net book value				
At end of the year/period	71,844	95,172	159,046	147,447

The Group's land use rights represent prepaid operating lease payments for leasehold land located in the PRC with lease periods of between 20 to 50 years.

9 MINING RIGHTS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Cost				
At beginning of the year/period	60,273	60,273	80,285	80,285
Additions	—	20,012	—	—
At end of the year/period	60,273	80,285	80,285	80,285
Accumulated amortisation				
At beginning of the year/period	3,121	4,210	5,288	7,040
Amortisation charge	1,089	1,078	1,752	1,618
At end of the year/period	4,210	5,288	7,040	8,658
Net book value				
At end of the year/period	56,063	74,997	73,245	71,627

10 INTANGIBLE ASSETS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Cost				
At beginning of the year/period	4,359	5,335	8,571	19,997
Additions	987	3,236	11,426	434
Disposals	(11)	—	—	(314)
At end of the year/period	5,335	8,571	19,997	20,117
Accumulated amortisation				
At beginning of the year/period	1,643	2,259	3,927	5,182
Amortisation charge	622	1,668	1,255	848
Disposals	(6)	—	—	—
At end of the year/period	2,259	3,927	5,182	6,030
Net book value				
At end of the year/period	3,076	4,644	14,815	14,087

Intangible assets mainly represent the purchase costs of computer software.

11 INVESTMENTS IN ASSOCIATES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	8,025	82,725	96,518	98,911
Additions	73,953	15,709	15,059	377,669
Disposals	—	(39)	(6,596)	(7,294)
Share of profits/(losses)	747	(1,877)	(6,070)	(1,155)
End of the year/period	82,725	96,518	98,911	468,131

Summary financial information of the Group's principal associates, all of which are unlisted, is as follows:

	As of and in the year 31 December			As of and for the six months ended 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Total assets	226,208	234,927	678,114	1,389,980
Total liabilities	(143,483)	(138,409)	(579,203)	(921,849)
Revenue	9,678	149,453	350,795	373,032
Net profit/(losses)	747	(1,877)	(6,070)	(1,155)

Particulars of the Group's associates are set out in Note 36 (iii).

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	140,115	93,126	93,480	125,749
Additions	9,920	28,270	35,272	46,340
Disposals	(56,909)	(27,916)	(3,003)	(7,046)
End of the year/period	93,126	93,480	125,749	165,043

Available-for-sale financial assets comprising principally unlisted equity securities, are classified as non-current assets unless they are expected to be realised within twelve months of the balance sheet date.

13 INVENTORIES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Coal	248,337	485,876	800,305	626,617
Coke	22,504	43,740	98,766	114,426
Machinery for sale	339,351	319,381	443,048	577,051
Auxiliary materials, spare parts and tools	998,455	1,241,448	1,224,068	1,349,936
	1,608,647	2,090,445	2,566,187	2,668,030

14 TRADE AND NOTES RECEIVABLE

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade receivables, net (note(a))	1,918,712	2,349,265	2,947,409	3,616,428
Notes receivable (note(b))	246,091	147,168	439,275	628,340
	2,164,803	2,496,433	3,386,684	4,244,768

Notes:

(a) Trade receivables are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade receivables				
— Parent Company	—	16,036	16,036	16,036
— Fellow subsidiaries	35,741	40,213	47,108	11,323
— Jointly controlled entities	18,567	44,613	52,787	44,496
— Associates	—	9,624	29,639	21,683
— Other related parties	61,955	6,845	71,189	412,117
— Other state-owned enterprises	720,272	891,468	1,636,019	1,802,316
— Others	1,082,177	1,340,466	1,094,631	1,308,457
Trade receivables, net	1,918,712	2,349,265	2,947,409	3,616,428

Aging analysis of gross trade receivables at the respective balance sheet dates is as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
1-6 months	1,591,897	1,895,326	2,454,100	3,106,543
7-12 months	157,937	265,642	302,725	353,614
1-2 years	115,449	132,511	118,496	111,311
2-3 years	20,690	46,502	84,738	82,452
Over 3 years	308,731	240,163	228,212	229,953
Trade receivables, gross	2,194,704	2,580,144	3,188,271	3,883,873
Less: Impairment of receivables	(275,992)	(230,879)	(240,862)	(267,445)
Trade receivables, net	1,918,712	2,349,265	2,947,409	3,616,428

The credit period of trade receivables is generally from 3 months to 6 months.

Trade receivables from related parties are unsecured, interest free and repayable in accordance with the relevant contract entered into between the Group and the related parties.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, domestically and internationally dispersed.

(b) Notes receivable are bills of exchange with maturity dates of less than one year.

(c) The carrying amounts of trade and notes receivable are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	1,695,629	1,882,735	2,604,123	3,789,493
United States Dollars	285,692	369,741	576,580	311,603
Japanese Yen	64,268	—	81,000	—
Euro Dollars	30,508	—	812	—
Hong Kong Dollars	88,706	243,957	124,169	143,672
	2,164,803	2,496,433	3,386,684	4,244,768

(d) The carrying amounts of trade and notes receivable approximate their fair values.

15 PREPAYMENTS AND OTHER RECEIVABLES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Advances to suppliers (note(a))	893,192	1,389,229	1,302,186	1,160,904
Amounts due from related parties, gross (note (b))	337,055	613,117	1,050,149	1,122,344
Loan to associates (note(c))	—	93,434	174,872	187,317
Other receivables	85,666	138,457	572,025	690,485
	1,315,913	2,234,237	3,099,232	3,161,050

Notes:

(a) Advances to suppliers are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Advances to suppliers				
— Fellow subsidiaries	13,265	8,501	5,155	610
— Associates	—	—	—	6,151
— Other state-owned enterprises	384,797	569,772	604,783	289,335
— Others	495,130	810,956	692,248	864,808
	893,192	1,389,229	1,302,186	1,160,904

(b) Amounts due from related parties are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Amounts due from related parties, gross				
— Parent Company	12,608	210,684	380,741	464,499
— Fellow subsidiaries	95,575	19,006	16,094	88,113
— Jointly controlled entities	30,506	121,871	176,877	266,401
— Associates	—	2,998	18,560	6,576
— Other related parties	95,772	138,113	263,249	111,770
— Other state-owned enterprises	102,594	120,445	194,628	184,985
	337,055	613,117	1,050,149	1,122,344

Amounts due from related parties are unsecured, interest free and have no fixed repayment term.

Amounts due from the Parent Company and fellow subsidiaries as of 30 June 2006 have been fully settled as of the date of this report.

(c) Loan to associates represents amounts lent to associates to finance their operations. The amounts are unsecured, bearing interest of 5.22% to 6.90% per annum during the six months ended 30 June 2006 (2005: 5.58% to 6.90%, 2004: 4.54% to 6.90%), and repayable in one year.

(d) The carrying amounts of prepayments and other receivables approximate their fair values.

16 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss comprise primarily investments in PRC listed debt and equity securities.

17 BANK DEPOSITS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Restricted bank deposits (note(a))	215,194	231,742	15,949	—
Term deposits with initial terms of over three months	48,834	32,692	46,377	10,000
Cash and cash equivalents				
— Cash on hand	2,812	3,465	1,471	4,845
— Deposits within banks and other financial institutions	2,973,433	3,243,018	3,138,846	2,289,161
	3,240,273	3,510,917	3,202,643	2,304,006

Notes:

(a) Restricted bank deposits mainly include deposits held as security for bank loans of the Group and are restricted for the purposes of the related banking facilities (Note 19(j)). In addition, certain restricted bank deposits are held as security for the settlement of notes payable.

(b) For the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2006 the weighted average effective interest rate range on deposits was 0.70% to 2.10%, 0.70% to 1.80%, 0.71% to 1.33% and 0.71% to 2.25% per annum respectively.

(c) Deposits and cash and cash equivalents are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	2,551,465	2,893,757	2,663,254	1,809,406
United States Dollar	684,469	614,169	520,797	491,919
Hong Kong Dollar	1,349	1,488	82	130
Euro	—	773	3,738	1,449
Japanese Yen	1,426	179	576	1,102
Other currencies	1,564	551	14,196	—
	3,240,273	3,510,917	3,202,643	2,304,006

Cash and cash equivalents are principally RMB-denominated deposits placed with banks and non-bank financial institutions in the PRC. The conversion of these RMB-denominated deposits into foreign currencies and remittance out of the PRC are subject to certain PRC rules and regulations of foreign exchange control promulgated by the PRC Government. Also, the exchange rates are determined by the PRC Government.

18 OWNER'S EQUITY

(a) Upon incorporation of the Company on 22 August 2006, certain assets and liabilities were transferred to or assumed by the Company from China Coal Group in return for 8 billion shares at par value of RMB1.00 each with all the then existing reserves eliminated and the resulting difference dealt with in capital reserve. Separate classes of reserves, including retained profits, statutory surplus reserve and statutory public welfare fund prior to the incorporation of the Company, are not separately disclosed as all of these reserves had been capitalised and incorporated in the capital reserve pursuant to the Restructuring.

(b) During the year ended 31 December 2003, the Group acquired a 75% equity interest in Jiangsu Datun Aluminium Company Limited ("Datun Aluminum") from an 88.57% subsidiary of China Coal Group at consideration of RMB150,521,000. During the year ended 31 December 2005, the Group acquired nine power generators from such 88.57% subsidiary of China Coal Group at consideration of RMB626,253,000. As Datun Aluminium and the nine power generators acquired were under the control of China Coal Group prior to their acquisition by the Group, these acquisition transactions were considered to be transfers of businesses under common control and the acquired assets and liabilities have been accounted for at historical cost in a manner similar to the uniting of interest method. Accordingly, the combined financial statements for all periods presented have been stated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented. The cash consideration paid (and to be paid) by the Group is treated as deemed distribution to China Coal Group.

(c) During the year ended 31 December 2005, China Coal Group acquired a 7.78% equity interest in a subsidiary from the minority shareholders. The carrying amount of the additional 7.78% equity interest acquired is reflected in equity as a transaction between the minority interest and China Coal Group which provided the consideration for the purchase.

(d) During the six months ended 30 June 2006, in accordance with a share reform proposal for the conversion of all the unlisted shares in a subsidiary to listed shares, China Coal Group offered to give out three unlisted shares in that subsidiary for every ten listed shares in consideration for such holders of listed shares to agree that all the subsidiary's unlisted shares be converted into listed share. As a result of the share reform proposal, China Coal Group transferred a 7.97% equity interest in the subsidiary to the subsidiary's minority shareholders. Such transfer was accounted for as a decrease in the Group's equity interests by China Coal Group.

19 BORROWINGS AND BANKING FACILITIES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings				
Banks loans and loans from other financial institutions				
— Secured (note(j))	218,463	239,201	259,938	259,938
— Unsecured	6,201,903	5,976,819	5,432,560	5,324,082
	6,420,366	6,216,020	5,692,498	5,584,020
Unsecured loans from Parent Company				
— On-lent loans (note(c))	40,000	1,820,000	2,950,000	3,556,000
— Other loans (note(d))	16,500	16,500	—	—
	56,500	1,836,500	2,950,000	3,556,000
	6,476,866	8,052,520	8,642,498	9,140,020
Less: Amount due within one year under current liabilities	(449,080)	(460,489)	(265,521)	(369,314)
	6,027,786	7,592,031	8,376,977	8,770,706
Short-term borrowings				
Bank loans				
— Secured (note(j))	620,310	430,087	195,035	147,000
— Unsecured	2,346,896	1,638,340	1,641,778	1,879,733
	2,967,206	2,068,427	1,836,813	2,026,733
Other unsecured loans from				
— Parent Company (note(d))	116,000	196,500	219,500	413,500
— Minority shareholders of certain subsidiaries (note(e))	38,852	44,452	47,452	39,452
	154,852	240,952	266,952	452,952
	3,122,058	2,309,379	2,103,765	2,479,685

Notes:

(a) Repayment terms of long-term borrowings are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Wholly repayable within five years				
Bank loans	1,209,459	1,120,700	1,470,124	2,533,926
Unsecured loans from Parent Company				
— On-lent loans	—	—	924,200	1,074,200
— Other loans	16,500	16,500	—	—
	1,225,959	1,137,200	2,394,324	3,608,126
Not wholly repayable within five years				
Banks loans and loans from other financial institutions	5,210,907	5,095,320	4,222,374	3,050,094
Unsecured loans from Parent Company				
— On-lent loans	40,000	1,820,000	2,025,800	2,481,800
	5,250,907	6,915,320	6,248,174	5,531,894
	6,476,866	8,052,520	8,642,498	9,140,020

(b) Maturities of the Group's long-term borrowings are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Banks loans and loans from other financial institutions				
— Within one year	449,080	443,989	265,521	369,314
— In the second year	859,813	941,021	545,684	1,174,583
— In the third to fifth year	2,435,644	2,258,210	2,045,195	990,029
— After the fifth year	2,675,829	2,572,800	2,836,098	3,050,094
	6,420,366	6,216,020	5,692,498	5,584,020
Loans from Parent Company				
— Within one year	—	16,500	—	—
— In the second year	16,500	—	—	—
— In the third to fifth year	—	—	924,200	1,074,200
— After the fifth year	40,000	1,820,000	2,025,800	2,481,800
	56,500	1,836,500	2,950,000	3,556,000
	6,476,866	8,052,520	8,642,498	9,140,020

(c) The amounts represent funds borrowed by the Parent Company from the relevant banks for onward lending to the Group. The amounts will be replaced by bank borrowings prior to the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

(d) Other loans from the Parent Company have been fully settled as of the date of this report.

(e) Unsecured loans from minority shareholders of certain subsidiaries are fully repayable within one year.

(f) The exposure of the Group's long-term borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings				
6 months or less	6,475,766	8,051,420	6,542,338	6,423,497
7 to 12 months	—	—	—	—
1 to 5 years	—	—	—	—
Over 5 years	1,100	1,100	2,100,160	2,716,523
	6,476,866	8,052,520	8,642,498	9,140,020

(g) The effective interest rates per annum at the respective balance sheet dates are as follows:

	As of 31 December			As of 30 June
	2003	2004	2005	2006
Banks loans and loans from other financial institutions	3.83%-7.89%	4.02%-7.89%	4.66%-7.89%	4.93%-6.12%
Loans from:				
— Parent Company	5.12%-5.94%	5.12%-5.94%	5.12%-5.94%	4.86%-5.30%
— Minority shareholders of certain subsidiaries	5.60%	5.60%-5.89%	5.60%-5.89%	5.58%-5.85%

(h) The Directors are of the opinion that all of the Group's borrowings approximate their respective fair values.

(i) The Group's total borrowings are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Long-term borrowings:				
Renminbi	3,170,034	4,991,148	6,543,938	7,018,525
United States Dollars	8,398	33,057	—	—
Japanese Yen	3,298,434	3,028,315	2,098,560	2,121,495
	6,476,866	8,052,520	8,642,498	9,140,020
Short-term borrowings:				
Renminbi	3,122,058	2,309,379	2,103,765	2,479,685
	9,598,924	10,361,899	10,746,263	11,619,705

(j) The Group's borrowing facilities are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Secured by:				
— Bank deposits	215,342	219,812	—	—
— Property, plant and equipment	396,570	177,220	177,220	136,000
— Accounts receivable	8,398	33,055	17,815	11,000
— Equity interest in a jointly controlled entity	218,463	239,201	259,938	259,938
	838,773	669,288	454,973	406,938
Guaranteed by:				
— Parent Company	4,240,399	3,938,122	4,007,560	4,718,495
— Fellow subsidiaries	2,805,199	2,230,069	2,066,324	1,291,189
— Third parties	10,000	20,000	15,000	21,380
— Other state-owned enterprises	689,475	718,326	697,589	701,077
	7,745,073	6,906,517	6,786,473	6,732,141

All guarantees provided by the Parent Company and fellow subsidiaries will be released or withdrawn upon the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

As of the respective balance sheet dates, the Group had the following undrawn borrowing facilities:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Floating rates				
— Expiring within one year	—	435,000	5,796,747	5,330,000
— Expiring beyond one year	22,175,000	20,300,000	19,065,000	18,444,000
Fixed rates				
— Expiring within one year	16,000	—	—	—
	22,191,000	20,735,000	24,861,747	23,774,000

20 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Deferred tax assets:				
Deferred tax assets to be recovered after more than 12 months	345,387	219,259	207,682	380,705
Deferred tax assets to be recovered within 12 months	86,415	190,453	191,625	42,413
	431,802	409,712	399,307	423,118
Deferred tax liabilities:				
Deferred tax liabilities to be settled after more than 12 months	(28,857)	(50,885)	(110,932)	(175,367)
Deferred tax liabilities to be settled within 12 months	(27,198)	(87,904)	(121,578)	(164,644)
	(56,055)	(138,789)	(232,510)	(340,011)
	375,747	270,923	166,797	83,107

The gross movements on the deferred tax account are as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
At beginning of the year/period	256,125	375,747	270,923	166,797
Credited/(charged) to income statement (Note 28)	119,622	(104,824)	(104,126)	(83,690)
At end of the year/period	375,747	270,923	166,797	83,107

Deferred income tax assets are recognised for tax losses carried-forward to the extent that realisation of the related tax benefit through future taxable profits is probable. The Group has not recognised deferred income tax assets of RMB92,383,000, RMB93,099,000 and RMB98,801,000 and RMB86,072,000 as of 31 December 2003, 2004, 2005 and 30 June 2006, respectively, in respect of accumulated tax losses of RMB279,948,000, RMB282,118,000, RMB299,397,000 and RMB260,785,000 as of those dates, respectively, that can be carried forward against future taxable income and will expire between 2007 and 2011.

The movements in deferred tax assets and liabilities during the periods, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets:

	Revaluation surplus (note (a)) RMB'000	Tax losses RMB'000	Pre-operating expenses RMB'000	Provision for employee benefits RMB'000	Impairment of assets RMB'000	Others RMB'000	Total RMB'000
At 1 January 2003	—	96,098	48,734	50,964	60,852	51,917	308,565
Credited to income statement	—	108,180	1,366	2,981	1,362	9,348	123,237
At 31 December 2003	—	204,278	50,100	53,945	62,214	61,265	431,802
Credited/(charged) to income statement	—	(37,905)	2,291	(15)	(5,317)	18,856	(22,090)
At 31 December 2004	—	166,373	52,391	53,930	56,897	80,121	409,712
Credited/(charged) to income statement	91,268	(98,961)	(9,591)	(1,584)	(1,842)	10,305	(10,405)
At 31 December 2005	91,268	67,412	42,800	52,346	55,055	90,426	399,307
Credited/(charged) to income statement	(2,753)	46,327	(6,888)	(572)	9,322	(21,625)	23,811
At 30 June 2006	88,515	113,739	35,912	51,774	64,377	68,801	423,118

Deferred tax liabilities:

	Accelerated tax depreciation RMB'000	Safety funds (note (b)) RMB'000	Others RMB'000	Total RMB'000
At 1 January 2003	(52,440)	—	—	(52,440)
Charged to income statement	(3,615)	—	—	(3,615)
At 31 December 2003	(56,055)	—	—	(56,055)
Credited/(charged) to income statement	3,691	(68,418)	(18,007)	(82,734)
At 31 December 2004	(52,364)	(68,418)	(18,007)	(138,789)
Credited/(charged) to income statement	7,608	(114,428)	13,099	(93,721)
At 31 December 2005	(44,756)	(182,846)	(4,908)	(232,510)
Credited/(charged) to income statement	(19,078)	(89,719)	1,296	(107,501)
At 30 June 2006	(63,834)	(272,565)	(3,612)	(340,011)

(a) This represents revaluation surplus of certain property, plant and equipment of a subsidiary not recorded by the Group, but which are deductible for tax purposes.

(b) Pursuant to the regulations of the State Administration of Work Safety, the Group is required to set aside amounts varying from RMB5 to RMB10 per tonne of raw coal mined beginning 1 April 2004 for the enhancement of a safe production environment and facilities ("safety funds", for the coal mines of a jointly controlled entity, safety funds set aside were increased to RMB35 per tonne of raw coal mined beginning 1 January 2006). Such amounts are deductible for tax purposes when they are set aside. However, such expenditures are expensed for accounting purposes when they are incurred. Accordingly, a deferred tax liability is recorded for the temporary differences in respect of excess funds set aside for tax purposes.

21 TRADE AND NOTES PAYABLE

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade payables (note(a))	2,458,183	3,247,990	4,053,607	3,826,846
Notes payable	340,675	206,957	177,599	199,287
	2,798,858	3,454,947	4,231,206	4,026,133

Notes:

(a) Trade payables are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Trade payables				
— Parent Company	43,694	1,618	57,021	58,638
— Fellow subsidiaries	86,560	100,126	147,860	119,648
— Jointly controlled entities	70,324	76,244	143,648	227,736
— Associates	3,000	—	—	922
— Other related parties	66,616	176,546	339,938	172,652
— Other state-owned enterprises	1,202,903	1,715,211	1,616,739	1,127,748
— Others	985,086	1,178,245	1,748,401	2,119,502
	2,458,183	3,247,990	4,053,607	3,826,846

Ageing analysis of trade payables at the respective balance sheet dates is as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
less than 1 year	2,077,758	2,828,554	3,811,236	3,469,102
1-2 years	96,123	164,724	96,283	146,390
2-3 years	86,160	40,315	18,329	76,118
Over 3 years	198,142	214,397	127,759	135,236
	2,458,183	3,247,990	4,053,607	3,826,846

(b) The carrying amounts of trade and notes payable are denominated in the following currencies:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	2,764,109	3,330,917	4,196,150	3,790,848
United States Dollars	34,749	124,030	35,056	235,285
	2,798,858	3,454,947	4,231,206	4,026,133

(c) The carrying amounts of trade and notes payable approximate their fair values.

22 ACCRUALS AND OTHER PAYABLES

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Customer deposits and receipts in advance (note(a))	583,511	1,074,104	943,278	816,106
Amounts due to related parties, gross (note(b))	553,033	777,485	897,807	976,152
Amount due to a former joint venture partner (note(c))	987,286	1,002,094	1,002,176	948,879
Dividends payable	141,034	385,400	1,030,914	280,746
Payable for site restoration	26,960	105,923	213,201	136,393
Others	680,857	947,370	1,200,335	1,543,911
	2,972,681	4,292,376	5,287,711	4,702,187

Notes:

(a) Customer deposits and receipts in advances are analysed as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Customer deposits and receipts in advances				
— Fellow subsidiaries	—	—	1,212	1,161
— Jointly controlled entities	—	—	10,325	—
— Other related parties	15,535	66,330	26,434	12,793
— Other state-owned enterprises	157,084	476,547	232,524	455,275
— Others	410,892	531,227	672,783	346,877
	583,511	1,074,104	943,278	816,106

Customer deposits and receipts in advances from related parties are unsecured and interest free.

(b) Amounts due to related parties are analysed below:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Amounts due to related parties, gross				
— Parent Company	114,813	85,056	92,924	227,275
— Fellow subsidiaries	92,618	185,470	484,097	423,641
— Associate	—	—	7,309	4,157
— Jointly controlled entities	1,707	19,249	1,296	12,524
— Other related parties	174,720	143,831	170,927	215,984
— Other state-owned enterprises	169,175	343,879	141,254	92,571
	553,033	777,485	897,807	976,152

Amounts due to related parties are unsecured and interest free.

Amounts due to the Parent Company and fellow subsidiaries as of 30 June 2006 have been fully settled as of the date of this report.

(c) This amount represents consideration payable to a former joint venture partner in respect of an acquisition of a 52.49% interest in a coal mine. Such balance is denominated in United States Dollars and bears interest at London Inter-Bank Offered Rate. It is expected to be settled before 31 December 2006.

(d) The carrying amounts of accruals and other payables approximate their fair values.

23 PROVISION FOR CLOSE DOWN, RESTORATION AND ENVIRONMENTAL COSTS

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Beginning of the year/period	660,080	768,973	769,574	711,283
Provision during the year/period (Note 24)	100,361	—	—	—
Interest charge on unwinding of discount on provision (Note 25)	35,803	38,985	39,238	19,743
Payments during the year/period	(27,271)	(38,384)	(97,529)	(4,742)
End of the year/period	768,973	769,574	711,283	726,284
Less: current portion	(38,382)	(97,530)	(27,237)	(27,782)
	730,591	672,044	684,046	698,502

Mining activities may result in land subsidence, which could lead to losses to the residents of the mining areas. Pursuant to the relevant PRC regulations, the Group is required to make compensation payments to the residents for their losses resulting from land subsidence, or to restore the mining areas back to certain acceptable conditions.

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or results of operations of the Group. The PRC Government, however, has moved and may move further towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainty which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: (i) the exact nature and extent of the contamination at various sites including, but not limited to, coal mines and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to the above uncertainties.

The provision for close down, restoration and environmental clean up costs has been determined by management based on their past experience and best estimate of future expenditure by discounting the expected expenditures to their net present value. However, in so far as the effect of the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to revision in the future. The amounts provided in relation to close down, restoration and environmental clean up costs are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly.



24 EXPENSE BY NATURE

Expenses included in cost of sales and selling, general and administrative expenses are analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
				(unaudited)	
Depreciation (note (a))	629,488	866,852	1,000,498	434,106	556,050
Amortisation (note (b))	3,023	4,403	5,033	2,323	5,393
Cost of inventories sold	8,819,800	10,661,736	16,237,688	7,456,232	7,134,029
Transportation costs	1,839,769	3,709,458	4,055,441	2,082,212	2,265,609
Sales tax and surcharges	89,633	187,220	288,170	139,145	174,913
Auditors' remuneration	4,425	8,102	10,889	5,083	6,527
Close down, restoration and environmental costs (Note 23)	100,361	—	—	—	—
Losses on disposal of property, plant and equipment	18,254	3,451	4,507	(323)	144
Repairs and maintenance	199,248	285,237	240,199	61,057	97,464
Operating lease rentals	60,954	58,696	69,032	34,669	21,391
Provision for/(reversal of) impairment of receivables	25,755	(15,587)	27,454	4,986	8,093
Staff costs (including directors' emoluments) (Note 27)(d)	1,191,565	1,556,447	1,847,502	976,018	1,121,672
Resource compensation fees(c)	10,807	17,775	23,230	71,812	70,966
Other expenses	617,761	1,334,800	2,111,941	882,879	1,009,411
Total cost of sales, selling, general and administrative expenses	13,610,843	18,678,590	25,921,584	12,150,199	12,471,662

Notes:

(a) Depreciation charged to the income statement is analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
				(unaudited)	
Depreciation for the year/period (Note 7)	637,819	863,105	992,468	453,331	548,551
Less/(add): Amount capitalised as/(released from) cost of inventories which remained unsold as of year/period end	8,331	(3,747)	(8,030)	19,225	(7,499)
Amount charged to income statement	629,488	866,852	1,000,498	434,106	556,050

Charged to:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Cost of sales	569,786	802,630	913,010	403,399	524,659
Selling, general and administrative expenses	59,702	64,222	87,488	30,707	31,391
	629,488	866,852	1,000,498	434,106	556,050

(b) Amortisation charged to selling, general and administrative expenses is analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Amortisation of:					
Land use rights (Note 8)	1,312	1,657	2,026	998	2,927
Mining rights (Note 9)	1,089	1,078	1,752	587	1,618
Intangible assets (Note 10)	622	1,668	1,255	738	848
	3,023	4,403	5,033	2,323	5,393

(c) The resource compensation fee represents amounts paid to the PRC Government to compensate for the mineral resources mined.

(d) Staff costs charged to the income statement are analysed as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Charged to:					
Cost of sales	798,277	963,750	1,156,495	562,289	689,442
Selling, general and administrative expenses	393,288	592,697	691,007	413,729	432,230
	1,191,565	1,556,447	1,847,502	976,018	1,121,672

25 FINANCE COSTS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Interest expense:					
— Bank loans and loans from other financial institutions					
wholly repayable within five years	257,227	310,631	352,854	133,268	177,688
not wholly repayable within five years	116,146	113,528	105,257	34,672	40,149
— Loans from related parties					
wholly repayable within five years	14,953	22,747	38,662	18,068	25,936
not wholly repayable within five years	—	12,007	46,324	15,256	25,272
	388,326	458,913	543,097	201,264	269,045
Less: Amounts capitalised in construction in progress (note (a))	(100,577)	(64,046)	(92,677)	(45,492)	(30,405)
	287,749	394,867	450,420	155,772	238,640
Interest charge on unwinding of discounts (Note 23)	35,803	38,985	39,238	19,552	19,743
Other incidental borrowing costs and charges	6,722	10,495	14,204	3,468	5,159
Net foreign exchange transaction losses/(gains)	345,088	83,408	(391,522)	(155,120)	27,997
	675,362	527,755	112,340	23,672	291,539

Notes:

(a) Finance costs capitalised in construction in progress are related to funds borrowed specifically for the purpose of obtaining a qualifying asset. Interest rates on such borrowings were as follows:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005 (unaudited)	2006
Annual interest rates on the borrowings at which the relevant finance costs were capitalised	3.20% — 5.67%	3.20% — 5.67%	4.71% — 5.89%	3.75% — 5.89%	5.51% — 5.89%

26 OTHER GAINS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Dividend income — unlisted investments	19,225	10,849	12,612	4,335	20,205
Gains on disposal of investments	49	—	275	142	7,079
Interest income	52,468	48,629	71,659	34,687	35,682
Government grants and subsidies	14,708	12,023	42,028	4,991	24,486
	86,450	71,501	126,574	44,155	87,452



27 STAFF COSTS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Wages, salaries and allowances	849,865	1,091,383	1,277,801	736,137	807,671
Housing subsidies (note (a))	31,520	65,071	92,451	32,373	49,308
Contributions to pension plans (note (b))	78,602	105,418	186,233	81,904	105,625
Early retirement benefits (note (c))	15,075	15,094	2,565	1,559	—
Welfare and other expenses	216,503	279,481	288,452	124,045	159,068
	1,191,565	1,556,447	1,847,502	976,018	1,121,672

Notes:

(a) During the years ended 31 December 2003, 2004, 2005, and the six months ended 30 June 2006, these mainly include the Group's contributions to government-sponsored housing funds at rates ranging from 5% to 15% of the employees' basic salaries.

(b) The Group participates in various pension plans organized by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 5% to 20% of the employees basic salaries depending on the applicable local regulations.

(c) Certain employees of the Group were required to retire early during the years ended 31 December 2003, 2004, 2005 and six months ended 30 June 2006. Early retirement benefits are recognised in the income statement in the period in which the Group enters into agreements specifying the terms of early retirement, or after the individual employees have been advised of the specific terms. These specific terms vary among the early retired employees depending on factors such as position, length of service and district of the employee concerned.

The Group has no other obligations for the payment of pensions and other post-retirement benefits of employees or retirees other than those disclosed above.

28 INCOME TAX EXPENSE

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
PRC enterprise income tax(a)	201,053	546,780	631,255	473,784	534,464
Hong Kong profits tax(b)	8,501	67,020	17,051	18,149	7,876
Overseas taxation(c)	3,390	11,598	6,340	3,824	1,843
Deferred income tax (Note 20)	(119,622)	104,824	104,126	91,174	83,690
	93,322	730,222	758,772	586,931	627,873

Notes:

(a) The provision for PRC enterprise income tax ("EIT") is calculated based on the statutory income tax rate of 33% of the assessable income of each of the companies now comprising the Group determined in accordance with the relevant PRC income tax rules and regulations for the Relevant Periods, except for certain subsidiaries and jointly controlled entities which are taxed at preferential tax rates ranging from 0% to 30% based on the relevant PRC tax laws and regulations.

(b) During the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2006, Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit derived from or arising in Hong Kong.

(c) Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

(d) The taxation of the Group's profit before tax differs from the theoretical amount that would arise using a weighted average of the rates prevailing in the jurisdictions in which the Group operates.

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Profit before income tax	331,996	3,165,767	4,310,217	2,978,973	2,110,266
Tax calculated at applicable tax rates	109,549	1,044,703	1,422,372	969,027	675,875
Preferential tax rates on the income of certain subsidiaries and jointly controlled entities	(38,565)	(225,815)	(534,243)	(255,906)	(59,894)
Income not subject to taxation	(18,759)	(35,984)	(30,534)	(24,260)	(18,936)
Tax benefit related to restatement of tax base of assets	—	—	(91,268)	(90,351)	—
Expenses not deductible for taxation purposes	21,895	10,462	50,860	15,495	45,799
Utilisation of previously unrecognised tax losses	—	—	—	—	(12,729)
Tax losses for which no deferred income tax assets was recognised	19,202	716	5,702	5,593	—
Additional expenses allowable for tax purposes	—	(63,860)	(64,117)	(32,667)	(2,242)
Income tax expense	93,322	730,222	758,772	586,931	627,873

29 DIVIDENDS

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Dividends					
— interim, paid	147,350	540,550	874,584	178,275	63,684
— final, proposed	256,630	258,330	286,845	—	96,920
	403,980	798,880	1,161,429	178,275	160,604

Dividends disclosed during the Relevant Periods represent dividends declared or proposed by the relevant subsidiaries of the Group to their then shareholders prior to the completion of the Restructuring.

The rates of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful having regard to the purpose of this report.



30 EARNINGS PER SHARE

No earnings per share information is presented as its inclusion, for the purpose of this report, is not considered meaningful due to the Restructuring and the preparation of the results for the Relevant Periods on a combined basis as disclosed in Note 2(a) above.

31 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND FIVE HIGHEST PAID INDIVIDUALS

(a) Details of the directors' emoluments are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Basic, salaries, housing allowances, other allowances and benefits-in-kind	115	137	169	96	83
Contributions to pension schemes	11	13	16	8	9
Discretionary bonuses	230	365	750	—	—
	356	515	935	104	92

During the Relevant Periods, the emoluments paid to each of the directors did not exceed HK$1,000,000 (equivalent to RMB1,029,400).

No emoluments were paid to any of the supervisors during the Relevant Periods.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005 (unaudited)	2006
Directors	1	1	2	—	—
Non-director individuals	4	4	3	5	5
	5	5	5	5	5

The details of emoluments paid to five highest paid individuals who were directors of the Company during the Relevant Periods have been included in Note 31(a) above. Details of emoluments paid to the remaining non-director individuals are as follows:

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Basic, salaries, housing allowances, other allowances and benefits-in-kind	351	435	514	139	64
Contributions to pension schemes	34	31	39	17	16
Discretionary bonuses	852	902	1,125	455	504
	1,237	1,368	1,678	611	584

During the Relevant Periods, the emoluments paid to each of the highest paid non-director individuals did not exceed HK$1,000,000 (equivalent to RMB1,029,400).

(c) During the Relevant Periods, no directors, supervisors of the Company or the five highest paid individuals of the Group waived any emoluments and no emoluments were paid by Group to any of the directors and supervisors of the Company or the five highest paid individuals of the Group as an inducement to join or upon joining the Group or as compensation for loss of office.

32 NOTES TO THE COMBINED CASH FLOW STATEMENTS

(a) Reconciliation of profit for the year to net cash inflows generated from operations

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Profit for the year/period	238,644	2,435,545	3,551,445	2,392,042	1,482,393
Adjustments for:					
Property, plant and equipment					
— depreciation charge (Note 24)	629,488	866,852	1,000,498	434,106	556,050
— net losses on disposals	18,254	3,451	4,507	(323)	144
Land use rights, mining rights and intangible assets					
— amortisation charge (Note 24)	3,023	4,403	5,033	2,323	5,393
— net losses on disposals	2,470	—	29	—	—
Provision for / (reversal of) impairment of receivables	25,755	(15,587)	27,454	4,986	8,093
Provision for impairment of inventory	—	3,328	—	—	—
Share of (profits)/losses of associates	(747)	1,877	6,070	(3,098)	1,155
Net foreign exchange transaction losses/(gains)	345,088	83,408	(391,522)	(155,120)	27,997
Fair value (gains)/losses (including gains/losses on disposal) on other financial assets at fair value through profit or loss	(49)	158	4,293	(142)	(7,079)
Interest income	(52,468)	(48,629)	(71,659)	(34,687)	(35,682)
Interest expense	323,552	433,852	489,658	175,324	258,383
Dividend income	(19,225)	(10,849)	(12,612)	(4,335)	(20,205)
Income tax expense	93,322	730,222	758,772	586,931	627,873
Changes in working capital:					
Inventories	(306,927)	(488,872)	(483,772)	(203,215)	(110,237)
Trade receivables	442,101	(297,640)	(918,888)	(1,533,662)	(884,665)
Prepayments and other receivables	216,700	(799,039)	(684,844)	(221,491)	(37,664)
Trade payables	(406,132)	361,461	522,920	118,498	(157,661)
Accruals and other payables	253,720	1,144,885	123,848	791,497	99,230
Increase/(decrease) in provision for employee benefits	165	(40)	(8,356)	10,128	(1,786)
Decrease in provision for close down, restoration, and environmental costs	(73,090)	(38,384)	(97,531)	(355)	(4,742)
NET CASH INFLOWS GENERATED FROM OPERATIONS	1,733,644	4,370,402	3,825,343	2,359,407	1,806,990

(b) Major non-cash transactions

(i) During the year ended 31 December 2003, property, plant and equipment of a subsidiary with net book values of approximately RMB8,583,000 were distributed to the Parent Company.

(ii) During the years ended 31 December 2004 and 2005, the Parent Company injected property, plant and equipment with a net book value of approximately RMB97,553,000 and RMB14,939,000, respectively to a subsidiary as capital contribution.

(iii) During the year ended 31 December 2004, an 88.57% subsidiary of China Coal Group assigned bank loans of RMB620,000,000 to a subsidiary of the Group, which was recorded as a reduction of shareholders' equity of the subsidiary.

(iv) During the six months ended 30 June 2006, a loan from China Coal Group amounting to RMB50,000,000 was waived and recorded as a capital contribution.

33 CONTINGENT LIABILITIES

(a) Bank and other guarantees

As of 31 December 2003, 2004, 2005 and 30 June 2006, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Jointly controlled entity of the Group (after elimination of the Group's proportionate interest in those jointly controlled entities)	44,080	62,100	15,138	—
Third parties	99,030	65,180	6,280	6,280

Guarantees to third parties will be released or withdrawn prior to the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

The Group monitors the guarantees to determine whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses can be estimated. As of 31 December 2003, 2004, 2005 and 30 June 2006, it was not probable that the Group would be required to make payments under these guarantees.

(b) Lawsuits and other proceedings

The Group is a defendant in certain lawsuits as well as the plaintiff in other proceedings arising in the ordinary course of business. While the outcomes of such lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

34 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Property, plant and equipment	469,320	1,426,244	1,295,071	2,516,651
Others	—	—	110,000	110,000

(b) **Operating lease commitments — where the Group is the lessee**

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Land and buildings:				
— No later than 1 year	79,116	75,268	78,963	21,038
— Later than 1 year and no later than 5 years	73,539	5,429	6,786	5,429
— Later than 5 years	—	32,571	29,856	29,178
	152,655	113,268	115,605	55,645

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Plant and machinery:				
— No later than 1 year	3,600	3,600	3,600	3,600
— Later than 1 year and no later than 5 years	14,400	14,400	14,400	14,400
— Later than 5 years	51,450	47,850	44,250	45,000
	69,450	65,850	62,250	63,000

35 RELATED PARTY TRANSACTIONS

China Coal Group, the immediate parent of the Company, is controlled by the PRC Government. The PRC Government is the Company's ultimate controlling party. In accordance with IAS 24 (revised 2003), "Related Party Disclosures", enterprises directly or indirectly controlled by the PRC Government ("state-owned enterprises") and their subsidiaries, together with the China Coal Group companies, are all related parties of the Group. Neither the China Coal Group nor the PRC Government publishes financial statements available for public use.

The Group has extensive transactions with the China Coal Group and other state-owned enterprises. For the purpose of disclosures of related party transactions, to the extent possible, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structures and the ownership structures change over time as a result of transfers or privatisation programs. However, management believes that all material related party transactions and balances, of which it is aware, have been adequately disclosed.

Sales of goods and provision of services to the state-owned enterprises are at state-prescribed prices or prices which are also available to other customers. The Group considers that these sales are activities in the ordinary course of business.

In addition to the related party transactions undertaken in connection with the Restructuring described in Note 1 above, the Group enters into various other related party transactions. Set out below is a summary of significant related party transactions and balances in the Relevant Periods.

(a) Related party transactions

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with Parent Company and fellow subsidiaries					
Sales and services provided:					
Sales of coal	14,996	8,528	19,105	8,820	11,332
Sales of materials and spare parts	—	—	776	—	—
Public facilities and utilities income	20,089	19,745	14,947	—	—
Repairs and maintenance service income	1,395	315	655	—	—
Agency income	686	869	4,825	—	—
Interest income	—	573	5,228	—	—
Purchases of goods and services:					
Purchases of coal	2,965	2,678	—	—	1,277
Purchases of machinery and equipment	11,872	24,928	20,472	5,595	16,860
Purchases of materials and spare parts	1,079	11,115	6,081	4,185	53,320
Construction and technical services	111,770	144,939	197,334	30,941	33,286
Purchase of design services	4,351	5,368	5,486	910	2,056
Ancillary and social services	18,927	18,394	23,382	10,244	12,256
Transportation services	17,205	16,415	—	—	—
Purchases of labour services	51,930	82,832	99,638	29,128	24,356
Interest expense	10,437	22,680	82,380	36,136	51,028
Rental of property, plant and equipment	55,651	57,048	78,150	38,953	31,710
Guarantees from Parent Company and fellow subsidiaries	7,045,598	6,168,191	6,073,884	6,073,884	6,009,684
Management fee	24,900	44,297	32,250	7,835	8,175

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with jointly controlled entities (after elimination of the Group's proportionate interest in those jointly controlled entities)					
Sales and services provided:					
Sales of coal	—	1,745	396,339	17,939	—
Sales of machinery and equipment	6,906	12,831	716	—	—
Sales of materials and spare parts	—	9,031	14,233	8,939	9,394
Sales of design services	—	—	239	—	—
Agency income	10,619	35,065	18,211	11,695	8,800
Purchases of goods and services:					
Purchases of coal	813,551	1,099,363	955,414	856,993	881,045

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with associates:					
Sales and services provided:					
Sales of coal	—	—	1,926	1,530	—
Sales of materials and spare parts	37	153	—	—	—
Sales of machinery and equipment	—	15,169	14,531	8,384	—
Income from renting property, plant and equipment	—	41,606	70,179	42,497	43,034
Agency income	133	79	117	—	—
Interest Income	—	432	2,876	—	—
Purchases of goods and services:					
Purchases of coal	—	11,035	13,411	7,387	9,018
Purchases of machinery and equipment	—	—	7,390	2,055	—
Purchases of materials and spare parts	—	—	517	—	41
Construction and technical services	—	—	339	—	—
Transportation services	—	97,561	187,145	113,325	114,756

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with minority shareholders of subsidiaries:					
Sales and services provided:					
Sales of coal	247,017	14,242	91,312	34,880	40,773
Purchases of goods and services:					
Purchase of coal	158,300	50,000	1,794	—	—
Rental of property, plant and equipment	—	—	539	—	—
Interest expense	767	1,771	2,606	—	—

	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Transactions with joint venture partners in jointly controlled entities (attributable to the Group's interest in those jointly controlled entities):					
Sales and services provided:					
Sales of coal	205,530	572,714	546,662	532,672	1,189,703
Agency income	—	46,479	58,830	26,030	26,370
Income from renting property, plant and equipment	2,389	997	—	—	—
Purchases of goods and services:					
Purchases of coal	16,474	410,111	776,713	726,979	659,358
Purchases of machinery and equipment	10,482	4,243	12,845	—	—
Purchases of labour services	45,870	—	—	—	—

	Year ended 31 December			Six months ended 30 June	
	2003	2004	2005	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
				(unaudited)	
Transactions with other state-owned enterprises					
Sales and services provided:					
Sales of coal	3,903,522	15,404,981	11,823,466	2,976,145	6,211,175
Sales of machinery and equipment	777,894	997,141	1,431,269	633,024	705,900
Sales of materials and spare parts	214,940	284,943	311,905	1,727	14,799
Sales of design services	—	—	133,321	72,714	89,600
Sales of labour services	102,969	149,161	—	—	3,002
Railway transportation services income	51,015	48,200	41,657	22,061	21,233
Income from construction and technical services	—	—	41,508	18,922	51,596
Public utilities and facilities income	165,105	286,979	231,894	98,975	138,958
Agency income	115,664	253,305	144,082	5,367	52,101
Interest income	52,438	47,624	63,555	10,154	14,782
Purchases of goods and services:					
Purchases of coal	228,076	5,633,166	2,015,424	573,643	681,474
Purchases of machinery and equipment	143,969	485,709	277,561	69,829	119,336
Purchases of design services	—	—	4,483	1,700	8,468
Purchases of labour services	24,799	55,010	46,944	12,573	36,869
Purchases of materials and spare parts	733,972	606,216	1,060,067	512,147	552,909
Construction and technical services	8,064	38,676	88,897	8,186	14,724
Ancillary and social services	24,885	72,054	79,176	42,638	49,036
Mining equipment installation	—	—	2,928	—	2,199
Transportation services	1,190,788	2,633,310	2,662,982	1,315,887	1,321,892
Interest expense	377,122	434,462	458,111	167,940	217,838

(b) Related party balances

	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Balances with Parent Company and fellow subsidiaries				
Trade and other receivables	157,189	294,440	465,134	580,581
Trade payables	130,254	101,744	204,881	178,286
Accruals and other payables	321,903	592,323	1,538,038	927,792
Balances with jointly controlled entity of the Group (after elimination of the Group's proportionate interest in those jointly controlled entities)				
Trade and other receivables	49,073	166,484	229,664	310,897
Trade payables	70,324	76,244	143,648	227,736
Accruals and other payables	1,707	19,249	11,621	12,524

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Balances with Associate				
Trade and other receivables	—	12,622	48,199	34,410
Trade payables	3,000	—	—	922
Accruals and other payables	—	—	7,309	4,157
Balances with minority shareholders of subsidiaries				
Trade and other receivables	82,505	90,015	107,197	86,353
Trade payables	276	1,115	116	—
Accruals and other payables	1,823	16,212	4,887	6,031
Balances with joint venture partners in jointly controlled entities (attributable to the Group's interest in those jointly controlled entities)				
Trade and other receivables	75,222	54,943	227,241	437,534
Trade payables	66,340	175,431	339,822	172,652
Accruals and other payables	190,218	197,144	198,775	222,746
Balances with state-owned enterprises				
Trade and other receivables	1,207,663	1,581,685	2,435,430	2,276,636
Trade payables	1,202,903	1,715,211	1,616,739	1,127,748
Accruals and other payables	326,259	820,426	373,778	547,846
Deposits placed with banks and non-bank financial institutions	3,230,997	3,421,325	3,080,756	2,140,981
Loans from banks and non-bank financial institutions	9,387,572	8,284,447	7,529,311	7,610,753

Movements on loans from state-owned banks or non-bank financial institutions:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
At beginning of the year/period	8,178,621	9,387,572	8,284,447	7,529,311
Additions	3,939,497	3,020,509	3,209,795	1,565,573
Payments	(3,085,404)	(4,183,591)	(3,543,439)	(1,517,153)
Exchange losses/(gains)	346,234	91,336	(376,196)	10,087
Interest expense accrued/(paid)	8,624	(31,379)	(45,296)	22,935
At end of the year/period	9,387,572	8,284,447	7,529,311	7,610,753

The above related party balances, other than deposits placed with, and loans from, banks and non-bank financial institutions, are unsecured, interest free and generally settled within one year. Details of deposits placed with, and loans from banks and non-bank financial institutions are disclosed in Notes 17 and 19.

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As of 31 December 2003, 2004, 2005 and 30 June 2006 and as of the date of this report, the Company has interests in the following principal subsidiaries, jointly controlled entities and associates, which in the opinion of the directors, were significant to the results of the Relevant Periods or formed a substantial portion of the Group at the balance sheet dates:

(i) Principal subsidiaries

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Shanghai Datun Energy Resources Co., Ltd. (Note i)/(上海大屯能源股份有限公司)	Shanghai, the PRC 29 December 1999	RMB 722,718,000	60.35%	62.43%	Coal mining	Joint stock with limited liability; Listed on the Shanghai Stock Exchange
China Coal & Coke Holdings Ltd. (Note ii)/ (中煤焦化控股有限責任公司)	Beijing, the PRC 15 August 2003	RMB 100,000,000	95%	100%	Manufacture and sale of coke	Limited liability company
China Coal Tendering Co., Ltd. (Note xviii)/(中煤招標有限責任公司)	Beijing, the PRC 28 November 2001	RMB 8,000,000	60%	100%	Tendering services	Limited liability company
China National Coal Development Co., Ltd. (Note ii) (a) (中國煤炭開發有限責任公司)	Beijing, the PRC 17 February 1981	RMB 23,077,012	100%	100%	Sale of mining equipment	Limited liability company
China Coal Xi'an Design Engineering Co., Ltd. (Note iii)/ (中煤西安設計工程有限責任公司) (a)	Xi'an, the PRC 1 September 1954	RMB 77,938,964	100%	100%	Coal mining related design services	Wholly state - owned enterprise
Shanxi Pingshuo Anjialing Surface Mine Company Limited (Note ii)/ (山西平朔安家嶺露天煤炭有限公司)	Pingshuo, the PRC 27 November 1997	RMB 538,747,413	100%	100%	Coal mining	Limited liability company
Shuozhou Pingmu Coal Processing Co., Ltd. (Note iv)/ (朔州平木煤炭加工有限公司)	Shuozhou, the PRC 4 July 2003	RMB 31,300,000	100%	100%	Coal processing	Limited liability company
China National Coal Industry Imp. & Exp. Group (Heilongjiang) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團黑龍江有限公司)	Harbin, the PRC 26 May 1999	RMB 5,000,000	92.6%	100%	Sale of machinery, mineral and chemicals products	Limited liability company
China National Coal Industry Imp. & Exp. Group (Rizhao) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團日照有限公司)	Rizhao, the PRC 18 May 1999	RMB 10,000,000	90%	100%	Sale of machinery, mineral and chemicals products	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
Lianyungang China Coal Huanneng Coal Processing Co., Ltd. (Note vi)/ (連雲港中煤環能煤炭加工有限公司)	Lianyungang, the PRC 27 December 1999	RMB 5,000,000	75%	75%	Coal processing	Sino-foreign limited liability company
China Coal Lianyungang Imp. & Exp. Co., Ltd. (Note v)/(中煤連雲港進出口有限公司) (a)	Lianyungang, the PRC 5 July 1991	RMB 22,042,401	100%	100%	Sale of machinery, minerals and chemicals products	Limited liability company
Shanghai ChinaCoal East China Co., Ltd. (Note xiii)/ (上海中煤華東有限公司)	Shanghai, the PRC 26 May 2005	RMB 100,000,000	97%	97%	Sale of machinery, minerals and chemical products	Limited liability company
China National Coal Industry Imp. & Exp. Group (Qingdao) Co., Ltd. (Note xv)/(中國煤炭工業進出口集團青島有限公司)	Qingdao, the PRC 2 June 1999	RMB 10,000,000	100%	100%	Importing and exporting of machinery, mineral products, and other related services	Limited liability company
China National Coal Imp. & Exp. Group (Tianjin) Co., Ltd. (Note xv)/(天津中煤進出口有限公司)	Tianjin, the PRC 30 April 1999	RMB 10,000,000	90%	100%	Sale of coal products and other related products	Limited liability company
China National Coal Industry Qinhuangdao Imp. & Exp. Co., Ltd. (Note xv)/ (中國煤炭工業秦皇島進出口有限公司)	Qinhuangdao, the PRC 18 May 1999	RMB 15,000,000	95%	95%	Sale of coal and related product	Limited liability company
Sunfield Resources Pty. Ltd. (Note xvii)/ (華光資源有限公司)	Sydney, Australia 18 June 1997	AUD 500,000	100%	100%	Sale of coal	Limited liability company
Qinhuangdao China Coal Warehousing and Transportation Co., Ltd. (Note xv)/(秦皇島中煤儲運有限公司) (a)	Qinhuangdao, the PRC 1 January 1985	RMB 40,902,985	78.43%	78.43%	Warehousing and freight forwarding of coal	Wholly state - owned enterprise
Qinhuangdao Zhongmei Gangneng Coal Purifying Co., Ltd. (Note xv)/ (秦皇島中煤港能煤炭加工有限公司)	Qinhuangdao, the PRC 25 August 1999	USD 3,545,200	75%	75%	Coal processing	Sino-foreign Limited liability company
China Coal Sales and Transporting Corporation (Note xv)/(中國煤炭銷售運輸總公司)*	Bejing, the PRC 15 March 1983	RMB 44,662,306	100%	100%	Sale of coal and related products	Limited liability company
China Coal & Coke Longquan Limited (Note ii)/ (汾陽市中煤龍泉焦化有限責任公司)	Fenyang, the PRC 29 September 2003	RMB 50,000,000	—	60%	Manufacture, processing and washing of coke	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
China Coal & Coke Mudanjiang Limited (Note ii)/(中煤牡丹江焦化有限責任公司)	Mudanjiang, the PRC 21 April 2003	RMB 15,000,000	—	100%	Manufacture, processing and sale of coke	Limited liability company
China Coal & Coke Jingda Limited (Note ii) (山西省太谷縣中煤京達焦化有限責任公司)	Taigu, the PRC 29 October 2003	RMB 14,920,000	—	70%	Manufacture and sale of coke	Limited liability company
China Coal & Coke Jiuxin Limited (Note xvi) (靈石縣中煤九鑫焦化有限責任公司)	Lingshi, the PRC 2 January 2004	RMB 50,000,000	—	75%	Manufacture and sale of coke	Limited liability company
North Coke (Hong Kong) Company Limited (Note viii)/(北方焦化(香港)有限公司)	Hong Kong 31 March 2003	USD 100,000	—	100%	Sale of coke and related products	Limited liability company
China National Coal Mining Equipment Co., Ltd. (Note ii)/ (中國煤礦機械裝備有限責任公司) (a)	Beijing, the PRC July 1988	RMB 462,726,039	100%	100%	Design, manufacture and sale of machinery and equipment for coal industry	Wholly state-owned enterprise
China Coal Handan Coal Mining Machinery Company Limited (Note ii) (中煤邯鄲煤礦機械有限責任公司) (a)	Handan, the PRC August 1969	RMB 46,282,375	—	100%	Manufacture of mining equipment; export and import services	Wholly state-owned enterprise
Beijing China Coal Zhongzhuang Machinery Materials Co., Ltd. (Note ii) (北京中煤中裝機械物資有限公司) (a)	Beijing, the PRC September 1993	RMB 2,857,500	—	100%	Sale of mining steel and equipment	Wholly state - owned enterprise
China Coal Beijing Coal Mining Machinery Co., Ltd. (Note ii) (中煤北京煤礦機械有限責任公司) (a)	Beijing, the PRC 1 January 1958	RMB 185,892,696	—	100%	Manufacture of mining machinery and equipment	Wholly state - owned enterprise
China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (Note ii)/ (中煤張家口煤礦機械有限責任公司) (a)	Zhangjiakou, the PRC 16 May 2000	RMB 213,922,696	—	100%	Manufacture of mining machinery and equipment	Limited liability company
China Coal Overseas Development Co., Ltd. (Note ii)/(中國煤炭海外開發有限公司) (a)	Beijing, the PRC 16 June 1981	RMB 10,000,000	—	100%	Import and export services	Wholly state - owned enterprise

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
China Mineral Equipment Group Import and Export Co., Ltd. (Note ii)/ (中礦機集團進出口有限責任公司)	Beijing, the PRC 19 March 1996	RMB 5,527,860	—	80%	Sale of mining machinery and equipment	Limited liability company
Tianjin China Coal Mining Equipment and Electronic Co., Ltd. (Note ii)/ (天津中煤煤礦機電有限公司) (a)	Tianjing, the PRC 7 January 1991	RMB 16,201,000	—	100%	Manufacture of mining equipment and electronic products	Wholly state - owned enterprise
Jiangsu Datun Aluminium Co., Ltd. (Note i)/ (江蘇大屯鋁業有限公司)	Xuzhou, the PRC 18 April 2002	RMB 245,576,787	—	46.82%	Manufacture of aluminium products	Sino-foreign limited liability company
China Coal Shaanxi Zhong'an project Management Co., Ltd. (Note iii)/ (中煤陝西中安項目管理有限責任公司) (a)	Xi'an, the PRC 25 Dec 1996	RMB 2,000,000	—	100%	Project Management services	Limited liability company
Xi'an Zhong'an Rock Soil Engineering Co., Ltd. (Note iii)/(西安中安岩土工程有限責任公司) (a)	Xi'an, the PRC 20 May 1993	RMB 1,500,000	—	100%	Surveying services	Limited liability company
Xi'an Meilong Control Engineering Co., Ltd. (Note iii)/ (西安梅隆控制工程有限責任公司)	Xi'an, the PRC 28 January 1997	RMB 500,000	—	60%	Telecom engineering	Limited liability company
Xi'an Zhong'an Printing Co., Ltd. (Note iii)/ (西安中安印務有限責任公司)	Xi'an the PRC 27 September 1995	RMB 807,700	—	100%	Sale of publishing and Photocopying equipment and provision of related services	Limited liability company
China Coal Handan Design Engineering Co., Ltd. (Note ix) (中煤邯鄲設計工程有限責任公司) (a)	Handan, the PRC 7 October 1975	RMB 31,528,574	100%	100%	Design and survey of construction projects	Wholly state - owned enterprise
China Coal Handan Mining Machinery Co., Ltd. (Note ix)/(中煤邯鄲礦山機械有限責任公司) (a)	Handan, the PRC 13 January 1996	RMB 1,074,921	—	100%	Manufacture of mining machinery	Wholly state - owned enterprise
Handan City Guoning Engineering Design Co., Ltd. (Note ix)/(邯鄲市國寧工程設計諮詢有限公司)	Handan, the PRC 8 December 2000	RMB 1,000,000	—	100%	Construction design and consulting services	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Handan City Qibin Engineering Design and Consulting Co., Ltd. (Note ix)/(邯鄲市奇斌工程設計諮詢有限公司)	Handan, the PRC 30 July 2003	RMB 500,000	—	100%	Provision of construction design and consulting services	Limited liability company
China Coal Handan Zhongyuan Construction Supervision and Consulting Co., Ltd. (Note ix)/(中煤邯鄲中原建設監理諮詢有限責任公司) (a)	Handan, the PRC 1989	RMB 1,384,174	—	100%	Provision of project management services	Wholly state - owned enterprise
China Coal Handan Xinhua Technology Development Co., Ltd. (Note ix)/(中煤邯鄲信華技術開發有限責任公司) (a)	Handan, the PRC 26 March 1993	RMB 1,645,770	—	100%	Provision of telecommunication and computer engineering services	Wholly state - owned enterprise
China Coal Handan Rock Soil Engineering Technology Co., Ltd. (Note ix)/(中煤邯鄲岩土工程有限責任公司) (a)	Handan, the PRC 10 October 1993	RMB 3,567,814	—	100%	Provision of land surveying services	Wholly state - owned enterprise
Handan City Zhongyuan Engineering Quality Testing Co., Ltd. (Note xiv)/(邯鄲市中遠工程質量檢測有限公司)	Handan, the PRC 24 September 2004	RMB 1,000,000	—	100%	Provision of project quality testing services	Limited liability company
China Coal International Technical Consulting Development Co., Ltd. (Note vii)/(中國煤炭工業國際技術諮詢開發有限責任公司)(a)	Beijing, the PRC 1 July 1988	RMB 9,857,655	—	100%	Consulting services	Limited liability company
Shanxi Pingshuo Co., Ltd (Note ii)* (山西平朔實業有限責任公司)	Shuozhou, the PRC 2 November 2001	RMB 42,391,900	100%	100%	Manufacture of mining equipment and electronic products	Limited liability company
Shuozhou City Pinglu District Ping'an Fertilizer Company Limited (Note ii) (朔州市平魯區平安化肥有限責任公司)***	Shanxi, the PRC 31 July 1996	RMB 137,018,257	40.58%	94%	Sale of fertilizer and other chemicals products	Limited liability company
Shanxi Pingshuo Real Estate Co., Ltd (Note ii)* (山西平朔房地產開發有限公司)	Shuozhou, the PRC 15 January 2002	RMB 20,000,000	90%	100%	Real Estate exploitation and management	Limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Group	Principal activities	Type of legal entity
Pingshuo Coal Industry Company (Note ii) (平朔煤炭工業公司)**	Shuozhou, the PRC 6 October 1990	RMB 740,848,400	100%	100%	Coal Mining	Wholly state-owned enterprise
China Coal Import and Export Company (Note xv) (中國煤炭進出口公司)**	Beijing, the PRC 18 October 1988	RMB 423,505,632	100%	100%	Sale of coal products and other related products; import and export services	Limited liability company

* These entities have been retained by the Parent Company in accordance with the Restructuring.

** These entities have been transformed into branches of the Company in accordance with the Restructuring.

*** 70% of the equity interest in this entity has been retained by the Parent Company in accordance with the Restructuring, and this entity became an associate of the Company after the Restructuring.

(a) These companies changed their names in 2006:

	Formerly
China Coal Xi'an Design Engineering Co., Ltd. (中煤西安設計工程有限責任公司)	Coal Industry Xi'an Design and Research Institute (煤炭工業西安設計研究院)
China National Coal Development Co., Ltd. (中國煤炭開發有限責任公司)	China Coal Development Company (中國煤炭開發公司)
China Coal Lianyungang Imp. & Exp. Co., Ltd. (中煤連雲港進出口有限公司)	China Coal Import and Export Group Lianyungang Co., Ltd. (中國煤炭進出口集團連雲港公司)
China National Coal Mining Equipment Co., Ltd. (中國煤礦機械裝備有限責任公司)	China Coal Mining Equipment Group Company (中國煤礦工程機械裝備集團公司)
China Coal Handan Coal Mining Machinery Co., Ltd. (中煤邯鄲煤礦機械有限責任公司)	Fengfeng Metal Bracket plant (峰峰金屬支架廠)
China Coal Beijing Coal Mining Machinery Co., Ltd. (中煤北京煤礦機械有限責任公司)	Beijing Coal Machinery plant (北京煤礦機械廠)
China Coal Handan Design Engineering Co., Ltd. (中煤邯鄲設計工程有限責任公司)	Coal Industries Handan Design and Research Institute (煤炭工業邯鄲設計研究院)
China Coal Shaanxi Zhong'an Project Management Co., Ltd. (中煤陝西中安項目管理有限責任公司)	Shaanxi Zhong'an Supervision Company (陝西中安監理公司)
Xi'an Zhong'an Rock Soil Engineering Co., Ltd. (西安中安岩土工程有限責任公司)	Xi'an Zhong'an Rock Soil Engineering Company (西安中安岩土工程公司)
China Coal Overseas Development Co., Ltd. (中國煤炭海外開發有限公司)	China Coal Overseas Development Company (中國煤炭海外開發公司)
China Coal Zhangjiakou Coal Mining Machinery Co., Ltd. (中煤張家口煤礦機械有限責任公司)	Zhangjiakou Coal Mining Machinery Co., Ltd. (張家口煤礦機械有限公司)
Tianjin China Coal Mining Equipment and Electronic Co., Ltd. (天津中煤煤礦機電有限公司)	Tianjin Development Zone Coal Mining Equipment and Electronic Company (天津開發區煤礦機電公司)

	Formerly
Qinhuangdao China Coal Warehousing and Transportation Co., Ltd. (秦皇島中煤儲運有限公司)	China Coal Import and Export Group Qinhuangdao Warehousing and Transportation Center (中國煤炭進出口集團公司秦皇島儲運中心)
Beijing China Coal Zhongzhuang Machinery Materials Co., Ltd. (北京中煤中裝機械物資有限公司)	Beijing Zhongzhuang Machinery Materials Company (北京中裝機械物資公司)
China Coal Handan Mining Machinery Company Co., Ltd. (中煤邯鄲礦山機械有限責任公司)	Handan Design and Research Institute Zhongxing Minchinery Plant (邯鄲設計研究院中興機械廠)
China Coal Handan Rock Soil Engineering Technology Co., Ltd. (中煤邯鄲岩土工程有限公司)	Handan Design and Research Institute Rock Soil Engineering Technology Development Company (邯鄲設計研究院岩土工程技術開發公司)
China Coal Handan Zhongyuan Construction Supervision and Consulting Co., Ltd. (中煤邯鄲中原建設監理諮詢有限責任公司)	China Coal Industries Handan Design and Research Zhongyuan Construction Supervision and Consulting Company (煤炭工業邯鄲設計研究院中原建設監理諮詢公司)
China Coal Handan Xinhua Technology Development Co., Ltd. (中煤邯鄲信華技術開發有限責任公司)	Handan Design and Research Institute Xinhua Technology Development Company (邯鄲設計研究院信華技術發展公司)
China Coal International Technical Consulting Development Co., Ltd. (中國煤炭工業國際技術諮詢開發有限責任公司)	China Coal Industries International Technical Consulting Company (中國煤炭工業國際技術諮詢開發公司)

(ii) Principal jointly controlled entities

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Huajin Coking Coal Company Limited (Note xix)/(華晉焦煤有限責任公司)	Shanxi, the PRC 20 December 1991	RMB 519,876,510	50%	50%	Coal mining	Limited liability company
Lingshi China Coal & Coke Gas Power Limited (Note xvi)/(靈石縣中煤焦化煤氣發電有限責任公司)	Lingshi, the PRC 11 November 2004	RMB 1,000,000	—	51%	Power generation	Limited liability company
Shuozhou China Coal Pingshuo Energy Co., Ltd. (Note xx)/(朔州中煤平朔能源有限公司)	Shuozhou, the PRC 21 March 2004	RMB 150,000,000	51%	51%	Manufacture and processing of coal	Limited liability company
Shaanxi Nanliang Coal Co., Ltd. (Note x)/(陝西南梁礦業有限公司)	Fugu, the PRC 5 February 1999	RMB 68,750,000	23%	55%	Manufacture and processing of coal	Sino-foreign limited liability company

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
Datong China Coal Export Base Development Co., Ltd. (Note xi) / (大同中煤出口煤基地建設有限公司)	Datong, the PRC 8 August 2000	RMB 125,000,000	19%	60%	Manufacture and processing of coal	Sino-foreign limited liability company
Datong Zhongxin Energy Co., Ltd. (Note xii) / (大同中新能源有限公司)	Datong, the PRC 27 August 2001	RMB 161,000,000	5%	42%	Manufacture and processing of coal	Sino-foreign limited liability company
China Coal Complete Equipment Co., Ltd. (Note ii) / (中煤設備成套有限公司)	Beijing, the PRC 23 September 1993	RMB 28,452,400	—	65.73%	Provision of maintenance services	Wholly state-owned enterprise
Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. (formerly Ping Shuo First Coal Company Limited)* (Note ii) / 山西中煤平朔安太堡煤炭有限責任公司 (前稱平朔第一煤炭有限公司)	Shuozhou, the PRC 8 July 1991	RMB 983,329,299	80%	80%	Coal mining	Limited liability company

* In September 2006, the Company acquired the remaining 20% equity interest in Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. and it became a wholly owned subsidiary of the Group since then (note 37(c)).

The aggregate amounts of assets, liabilities, revenues and expenses, and capital commitments attributable to the Group's interests in the jointly controlled entities are summarised as follows:

	As of 31 December			As of 30 June
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Assets:				
Non-current assets	3,248,761	3,364,817	3,383,604	3,766,017
Current assets	1,750,977	1,965,977	2,374,031	3,172,461
Liabilities:				
Long-term liabilities	(953,805)	(977,281)	(922,316)	(670,650)
Current liabilities	(2,692,004)	(2,484,184)	(2,738,737)	(4,123,651)



	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (unaudited)	2006 RMB'000
Revenue	3,335,804	5,305,210	6,688,488	3,231,039	2,936,089
Expenses	3,270,458	4,940,075	6,334,064	3,049,675	2,787,857
Net profit	65,346	365,135	354,424	181,364	148,232
Capital commitments	—	—	110,000	—	145,299

There are no contingent liabilities relating to the Group's interest in the jointly controlled entities.

(i) The accounts of these companies for the Relevant Periods were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司)

(ii) The accounts of these companies for the Relevant Periods were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(iii) The accounts of these companies for the years ended 31 December 2003 and 2004 were audited by Shanxi Tianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of these companies for the year ended 31 December 2005 was audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(iv) The accounts of the company for the year ended 31 December 2003 were audited by Shuozhou Sanyi Certified Accountants Co., Ltd. (朔州三益會計師事務所有限公司). The accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(v) The accounts of this company for the year ended 31 December 2003 were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司), the accounts of the company for the years ended 31 December 2004 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the year ended 2005 were audited by Zhongfa Daoqin Certified Public Accounts Co., Ltd. (中發道勤會計師事務所有限公司)

(vi) The accounts of this company for the year ended 31 December 2003 were audited by Jiangsu Tianheng Certified Public Accountants Co., Ltd. (江蘇天衡會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所有限公司)

(vii) The accounts of the company for the year ended 31 December 2003 were audited by Zhongjia Certified Public Accountants Co., Ltd. (中嘉會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(viii) The accounts of this company for the Relevant Periods were audited by Ceiceily Lo & Company.

(ix) The accounts of these companies for the year ended 31 December 2003 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司), the accounts of these companies for the year ended 31 December 2004 were audited by ShanxiTianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of these companies for the year ended 31 December 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(x) The accounts of this company for the Relevant Periods were audited by Yulinborui Certified Public Accountants Co., Ltd. (榆林博瑞會計師事務所有限公司)

(xi) The accounts of this company for the Relevant Periods were audited by Datong Beiyue Certified Public Accountants Co., Ltd. (大同北岳會計師事務所有限公司)

(xii) The accounts of this company for the Relevant Periods were audited by Shanxi Zhencheng Certified Public Accountants Co., Ltd. (山西真誠會計師事務所有限公司)

(xiii) Newly incorporated in 2005 and the accounts of these companies for the year ended 31 December 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所有限公司)

(xiv) Newly incorporated in 2004 and the accounts of the company for the year ended 31 December 2004 were audited by Shanxi Tianyuan Certified Public Accountants (山西天元會計師事務所有限公司) and the accounts of the company for the year ended 31 December 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(xv) The accounts of this company for the year ended 31 December 2003 and 2004 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2005 were audited by Zhongfa Daoqin Certified Public Accountants Co., Ltd. (中發道勤會計師事務所)

(xvi) Newly incorporated in 2004 and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司)

(xvii) No audited accounts were issued for this company for the Relevant Periods as it is not required to issue audited accounts under the local statutory requirements.

(xviii) The accounts of this company for the year ended 31 December 2003 were audited by Zhongtianheng Certified Public Accountants Co., Ltd. (中天恒會計師事務所有限公司) and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Beijing Zhonglei Certified Public Accountants Co., Ltd. (北京中磊會計師事務所有限公司)

(xix) The accounts of the company for the years ended 31 December 2003 and 2004 were audited by Shanxi Tianyuan Certified Public Accountants Co., Ltd. (山西天元會計師事務所有限公司) and the accounts of the company for the year ended 31 December 2005 was audited by Beijing Zhongtianhuazheng Certified Public Accountants Co., Ltd. (北京中天華正會計師事務所有限公司)

(xx) Newly incorporated in 2004 and the accounts of the company for the years ended 31 December 2004 and 2005 were audited by Shuozhou Sanyi Certified Public Accountants Co., Ltd. (朔州三益會計師事務所有限公司)

Except for Ceiceily Lo & Company , which is a firm of certified public accountants registered in Hong Kong , all the auditors of the above entities are certified public accountants registered in the PRC. None of the above entities have ever prepared audited financial statements in accordance with IFRS.

The English names of certain subsidiaries, jointly controlled entities and associates companies referred to herein represent management's best effort at translating the Chinese names of these companies as no English names have been registered.

(iii) Principal associates

Company Name	Country/Place of operation and date of incorporation	Paid up capital	Attributable equity interest held by the Company	Attributable equity interest held by the Group	Principal activities	Type of legal entity
China Coal & Coke Xuyang Limited 河北中煤旭陽焦化有限公司	Hebei, the PRC 21 November 2003	RMB 100,000,000	—	45%	Manufacture and sale of coal and other related products	Limited liability company
Tianjin Tanjin Energy Technology Company Limited 天津炭金能源技術有限公司	Tianjin, the PRC 28 August 2001	RMB 2,000,000	—	40%	Coal washing and other related services	Limited liability company
Beijing Zhongshuichang Solid and Liquid Separation Technology Company Limited 北京中水長固液分離技術有限公司	Beijing, the PRC 20 September 2001	RMB 5,800,000	—	25.86%	Manufacture and sale of environmentally friendly equipment	Limited liability company
Zhangjiakou Hengyang Appliance Company Limited 張家口恒洋電器有限公司	Zhangjiakou, the PRC 26 April 2001	RMB 2,329,505	—	45.55%	Manufacture of electrical appliances	Sino-foreign limited liability company
Zhangjiakou Litong Transportation Company Limited 張家口利通汽車運輸有限公司	Zhangjiakou, the PRC 18 February 2002	RMB 500,000	—	20%	Freight forwarding services	Limited liability company
Beijing Tianhua Zhongrui Machinery Technology Development Company Limited 北京天華中瑞機械科技發展有限責任公司	Beijing, the PRC 16 September 2004	RMB 4,641,000	—	49%	Manufacture of spare parts for motor vehicles	Limited liability company
Shanxi Pingshuo Gangue-fired Power Generation Co., Ltd. 山西平朔煤矸石發電有限責任公司	Shanxi, the PRC 10 December 2002	RMB 129,250,000	30%	30%	Power generation and related products	Limited liability company
Shuozhou Pingshuo Luda Railway Transportation Company Limited 朔州平朔路達鐵路運輸有限公司	Shanxi, the PRC 19 May 2004	RMB 10,000,000	37.5%	37.5%	Railway transportation	Limited liability company
Guotou Zhongmei Tongmei Jingtang Port Company Limited 國投中煤同煤京唐港口有限公司	Tianjin, the PRC 16 June 2005	RMB 200,000,000	21%	21%	Coal Quay Construction	Limited liability company
Fukai (Zhangjiakou) Mineral Equipment Company Limited 富凱(張家口)礦業設備有限公司	Zhangjiakou, the PRC 18 November 2004	RMB 1,650,000	—	49%	Manufacture of mining vehicles and provision of technical services	Sino-foreign limited liability company

37 SUBSEQUENT EVENTS

Save as disclosed elsewhere in this report, the significant subsequent events are as follows:

(a) The Company was incorporated on 22 August 2006. Subsequently, China Coal Group and the Company entered into a restructuring agreement (the "Restructuring Agreement") in preparation for a listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited. Details of the Restructuring are set out in note 1 to the Financial Information. Pursuant to the Restructuring Agreement, China Coal Group has made various representations and warranties in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring and has agreed to be responsible for all tax liabilities associated with the transferred businesses, assets, liabilities and interests incurred before the Restructuring. China Coal Group has also agreed to indemnify the Company against any claims, losses or expenses incurred by the Company in connection with or arising from, among others:

   (i) any breach of any provision of the Restructuring Agreement on the part of China Coal Group or its subsidiaries (excluding the Company);

   (ii) the businesses, assets, liabilities and interests retained or held by China Coal Group following the Restructuring;

   (iii) any rights and interests in relation to all employees of the Company who were employed by China Coal Group before the Restructuring for the period of their employment by China Coal Group;

   (iv) any title defect in respect of properties being acquired by the Company prior to the Restructuring;

   (v) any litigation or other claims against the Company that relate to events or circumstances occurring before the effective date of the Restructuring in relation to the businesses, assets, liabilities and interests transferred to the Company under the Restructuring, except those that are disclosed and provided for in the Financial Information.

(b) As part of the Restructuring, the Company entered into following agreements with China Coal Group on 5 September 2006:

   (i) Coal export sales agency agreement, under which the Company appoints China Coal Group as its non-exclusive export sales agent in respect of its coal products;

   (ii) Coal supplies framework agreement in respect of the procurement of coal products from the coal mines operated by China Coal Group;

   (iii) Integrated materials and services mutual provision framework agreement for the provision of raw materials and services by either party;

   (iv) Mine construction and design framework agreement for the provision of coal mine construction services and coal mine design services by either party;

   (v) Property leasing framework agreement for properties leased from China Coal Group and its subsidiaries;

   (vi) Land use rights leasing framework agreement for land use rights leased from China Coal Group;

The above framework agreements contemplated that the relevant members of the Group and China Coal Group (including its subsidiaries and associates) will enter into separate agreement to set out the specific terms and conditions in respect of the relevant materials and services to be provided or the relevant properties or land leased according to the principles, within the parameters under the relevant framework agreement.

(c) In September 2006, the Company obtained approval from the PRC government to acquire the remaining 20% equity interests in Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd., a jointly controlled entity, from China Coal Group and another third-party joint venture partner at aggregate consideration of approximately RMB247.65 million. Upon completion of such acquisition in September 2006, Shanxi China Coal Pingshuo Antaibao Coal Co., Ltd. became a wholly owned subsidiary of the Group.

The selected financial information of Shanxi China Coal Pingshuo Antaibao Coal Co. Ltd. during the Relevant Periods is summarised as follows:

Balance sheet	As of 31 December			As of 30 June
	2003	2004	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS				
Non-current assets				
Property, plant and equipment	1,139,676	1,107,297	1,072,535	1,268,657
Investments in associates	—	35,339	34,543	35,305
Deferred tax assets	5,231	3,576	2,399	3,479
Due from group companies	1,218,333	1,297,916	1,112,437	1,310,836
	2,363,240	2,444,128	2,221,914	2,618,277
Current assets				
Inventories	574,544	614,205	834,648	702,965
Receivables and prepayments	329,106	404,106	783,145	788,571
Cash and cash equivalents	394,516	72,832	231,894	293,698
	1,298,166	1,091,143	1,849,687	1,785,234
TOTAL ASSETS	3,661,406	3,535,271	4,071,601	4,403,511
LIABILITIES				
Non-current liabilities				
Long-term borrowings	118,500	99,000	99,000	50,000
Deferred tax liabilities	55,662	88,540	128,784	143,330
Provision for close down, restoration and environmental costs	128,724	135,218	142,040	145,579
	302,886	322,758	369,824	338,909
Current liabilities				
Payables and accruals	1,877,880	2,154,100	2,254,310	2,295,570
Short-term borrowings	792,500	100,000	200,000	299,000
	2,670,380	2,254,100	2,454,310	2,594,570
TOTAL LIABILITIES	2,973,266	2,576,858	2,824,134	2,933,479

Income statement	Year ended 31 December			Six months ended 30 June	
	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000 (Unaudited)	2006 RMB'000
Revenue	3,072,328	4,862,244	5,106,661	2,854,375	2,436,391
Cost of sales	(2,776,103)	(4,153,740)	(4,482,460)	(2,426,941)	(1,964,406)
Gross profit	296,225	708,504	624,201	427,434	471,985
Selling, general and administrative expenses	(269,480)	(365,670)	(319,876)	(166,869)	(146,000)
Other gains	14,170	3,717	5,398	315	487
Other operating income, net	(1,654)	23,636	48,242	32,836	21,166
Total operating expenses	(256,964)	(338,317)	(266,236)	(133,718)	(124,347)
Profit from operations	39,261	370,187	357,965	293,716	347,638
Finance costs	(68,857)	(60,721)	(26,693)	(22,454)	(12,452)
Share of profits/(losses) of associates	—	(4,661)	(796)	(1,352)	762
Profit before income tax	(29,596)	304,805	330,476	269,910	335,948
Income tax expense	2,520	(34,533)	(41,421)	(30,329)	(113,384)
Profit/(loss) for the year/period	(27,076)	270,272	289,055	239,581	222,564

The above financial information reflects the balances and operating results as reported by Shanxi China Coal Pingshuo Antaibao Co. Ltd. as an entity, which includes transactions and balances with other companies comprising the Group. Details of these material transactions and balances, which have been eliminated upon consolidation, are as followed:

	Year ended 31 December			Six months ended 30 June	
Transactions	2003 RMB'000	2004 RMB'000	2005 RMB'000	2005 RMB'000	2006 RMB'000
Sales to other group companies	882,364	1,386,271	2,013,640	1,177,042	1,282,139
Purchase from other group companies	(677,545)	(1,073,936)	(1,051,946)	(429,808)	(456,875)
Management and other fees paid and payable to other group companies	(151,957)	(223,415)	(230,232)	(120,322)	(125,733)

	As of 31 December			As of 30 June
Balances	2003 RMB'000	2004 RMB'000	2005 RMB'000	2006 RMB'000
Due from other group companies (included in non-current assets)	1,218,333	1,297,916	1,112,437	1,310,836
Due from other group companies (included in receivable and prepayments)	76,457	104,643	467,961	644,620
Due to other group companies (included in payables and accruals)	128,620	275,904	278,892	304,641

All balances with other group companies are unsecured and non-interest bearing.

(d) In accordance with the "Provisional Regulation Relating to Corporate Reorganization of Enterprises and Related Management of State-owned Capital and Financial Treatment" (the "Provisional Regulations") issued by the Ministry of Finance, which became effective from 27 August 2002, the Company is required to make a distribution to China Coal Group, in an amount equals to the difference in the Company's net asset values as at 1 October 2005 and as at 21 August 2006 (being the date immediately prior to the date on which the Company was incorporated) (the "Pre-establishment Distribution") as determined based on the audited accounts prepared in accordance with PRC GAAP.

In addition, pursuant to the resolution of a shareholders' meeting dated 23 August 2006, the shareholder of the Company has resolved to make a special distribution to China Coal Group, in an amount equals to the distributable profit of the Company for the period from 22 August 2006 to the last day of the month prior to the listing of Company's shares (the "Special Dividends"). The amount of the Special Dividends will be determined based on the audited accounts prepared in accordance with PRC GAAP and IFRS respectively, whichever is the lower, after deducting any contribution made by the Company to the statutory and discretionary reserve funds.

The Directors have preliminarily estimated that the total aggregate amount of the Pre-establishment Distribution and the Special Dividends to be RMB1,210.0 million.

38 ULTIMATE HOLDING COMPANY

The Company's directors regard China Coal Group, a state-owned enterprise established in the PRC, as being the ultimate holding company of the Company.

III FINANCIAL INFORMATION OF THE COMPANY

As of 30 June 2006, the Company had not yet been incorporated and hence there were no reserves available for distribution to the shareholders of the Company.

IV SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 June 2006. Save as disclosed in this report, no dividend or distribution has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any periods subsequent to 30 June 2006.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

END